EXHIBIT 99.47

NI-43-101 TECHNICAL REPORT
SAN JOSE SILVER PROJECT
OAXACA, MEXICO

Prepared for:
Fortuna Silver Mines, Inc.

Effective Date: 31 March 2010
Report Date: 9 June 2010

097163

Prepared by:
Chlumsky, Armbrust & Meyer, LLC

Craig S. Bow, PhD
Gregory Chlumsky, QP-MSSA
Steve L. Milne, PE

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TABLE OF CONTENTS

Tables		Page No.
19-7	Capital Cost Summary	93
19-8	Overall Estimated Operating Cost	94
19-9	Economic Evaluation Summary	95
19-10	Summary Cash Flow	96
21-1	Work Program	101

Figures

1-1	Sensitivity of After-tax NPV@8% to Gold and Silver Price (Combined)	17
1-2	Sensitivity of After-tax NPV@8% to Gold and Silver Price (Independent)	17
1-3	Sensitivity of IRR to Gold and Silver Price (Combined)	18
1-4	Sensitivity of IRR to Gold and Silver Price (Independent)	18
4-1	Project Location	23
4-2	Concessions held by Cuzcatlán	25
4-3	Fortuna Silver Mines Inc. Corporate Organization Chart	26
7-1	Regional Geology of the San José Project Area	32
7-2	Interpretive Geologic Map of the San José Project
	Area (Lithologic key as in Figure 3-3)	33
7-3	Stratigraphic Column of Trinidad Deposit Area	34
7-4	Geologic Cross Section S1846850N, Trinidad Deposit	36
7-5	Geologic Cross Section S1847125N, Trinidad Deposit	37
9-1	Mineralized structures, S1846850N, Trinidad deposit	41
9-2	Three Dimensional Model of Mineralized Vein Systems,
	Trinidad Deposit, Looking NNE	42
9-3	Longitudinal Section of Trinidad Vein Drill Hole Intercepts
	Showing AgEq Values in g/t	42
9-4	Longitudinal Section of Trinidad Vein Drill Hole Intercepts
	Showing Combined Cu + Pb + Zn Values in ppm	43
9-5	Longitudinal Section of Bonanza Vein Drill Hole Intercepts
	Showing AgEq Values in g/t	44
9-6	Longitudinal Section of Bonanza Vein Drill Hole Intercepts
	Showing Combined Cu + Pb + Zn Values in ppm	44
9-7	Mineral Paragenesis of Trinidad Deposit	46
9-8	Core photograph – drill hole SJO-175	46
9-9	Photomicrograph of polished thin section, drill hole
	SJO-183 from 187.3m depth, Paloma Vein	47
10-1	Exploration Model: Extension-Related Pull-Apart Basins (Corbett, 2006)	49
10-2	Gold Stream Sediment Anomalies within Cuzcatlán
	Tenements Numbered Ovoids are Prospective Target Areas	51
10-3	Gold-in-Soil Anomalies	52
11-1	Drill Hole Locations	55
17-1	Cumulative Frequency Plot - Vein 60 Assays	66
19-1	Simplified Process Flow Diagram	83
19-2	Average Monthly Gold Price (US$/troy ounce) for 2009
	Based on London PM Pricing	85

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TABLE OF CONTENTS

		Page No.
Figures

19-3	Average Annual Gold Price (US$/troy ounce) Based on London PM Pricing	85
19-4	Average Monthly Silver Price (US$/troy ounce) for 2009
	Based on London Pricing	86
19-5	Sensitivity of After-tax NPV@8% to Gold and Silver Price (Combined)	97
19-6	Sensitivity of After-tax NPV@8% to Gold and Silver Price (Independent)	97
19-7	Sensitivity of IRR to Gold and Silver Price (Combined)	98
19-8	Sensitivity of IRR to Gold and Silver Price (Independent)	98

1.0	SUMMARY

1.1	Introduction

This Pre-Feasibility Study (“Pre-Feasibility Study” or “Report”) of the San Jose Project (the “Project” or “San José”) has been prepared by Chlumsky, Armbrust & Meyer LLC (“CAM”) at the request of Compañia Minera Cuzcatlán S.A. de C.V. (“CMC”).  This Report was compiled and prepared as a collaborative effort between CAM and CMC, and based on input from a number of technical consultants acting on behalf of CMC.

Table 1-1 displays the list of Technical Consultants that performed geological evaluation, resource estimation, engineering, and design activities, together with evaluations of capital and operating costs in support of the Pre-Feasibility Study.

Table 1-1 Technical Consultants
Area	Company
2009 43-101 Geology	Resource Evaluations, Inc. (REI)
2009 43-101 Resources	Resource Modeling, Inc. (RMI)
Mine	Proyectos y Estudios Mineros-S.A.C. (PEM)
Geotechnical	SVS Ingenieros S.A.C. (SVS)
Metallurgy/Process	Transmin Metallurgical Consultants (Transmin) METCON Research (METCON)
Process Plant	Procesos Mineros Metalúrgicos S.A. de C.V. (PROMIMET)
Tailings	SVS Ingenieros S.A.C. (SVS)
Water Supply	Ingeniería de Control Ambiental y Saneamiento S.A de C.V. (ICAYS)
Power/Substation	Soto Ortega Ingenieros S.A. de C.V. (SOI)
Environmental/Social	Clifton Associates Ltd. (Clifton)

1.2	Location and Access

The San José Project is located in the central portion of the state of Oaxaca, Mexico (Latitude 16°41’ 39.10N, Longitude 96°42´06.32”W; UTM coordinates (NAD27, UTM Zone14N).745100E, 1846925N).

The Project location is approximately 47 kilometers by road south of the city of Oaxaca, a city of 460,000 inhabitants, which lies 470 kilometers southeast of Mexico City.  The mine is located approximately 0.8 kilometers east of Federal Highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast.  The nearest large population center to the property is the town of Ocotlán de Morelos, which has approximately 25,000 inhabitants and lies 12 kilometers north of the Project site.

The Project site and surrounding area is characterized by rolling hills and plains.  The concessions are located at elevations between 1,540 and 1,675 meters above sea level (San Jose) and 1640 to 1840 meters (Taviche)  The vegetation is grassland and thorn-bush typical of dry tropical savannah.

The climate is of "tropical wet-and-dry savannah" type, and is compatible with year-round mining operations.  The average annual precipitation is 500 to 750 millimeters.

1.3	Geology and Resources

1.3.1	Geology and Mineralization

The San Jose Project occurs within the “Oaxaca Terrane,” one of a series of structurally-bounded, lithostratigraphic blocks in southern Mexico distinguishable on the basis of its diagnostic stratigraphy, structural patterns, and tectonic history.  Basement rocks in the vicinity of San Jose comprise Proterozoic-age amphibolite to granulite facies migmatite and gneiss, overlain by a sequence of Mesozoic and Tertiary sedimentary and volcanic rocks. Bedrock in the project area is dominated by sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of Tertiary age.  These units have been cut be north- and north-northwest-trending extensional faults.

Silver and gold mineralization in the Trinidad deposit is hosted by steeply dipping hydrothermal breccias, crackle breccias and sheeted or stockworked quartz/carbonate veins emplaced along north and north-northwest trending, east-northeast dipping faults.  The “east side down” faults exhibit dip-slip motion with cumulative displacements of up to 300 meters recorded between the footwall and the hanging wall of the mineralized structural corridor.  The mineralized structural corridor extends for greater than three kilometers in a north-south direction and has been subdivided into the Trinidad deposit area, and the San Ignacio area. The Mineral Resource and Reserve estimates described in this report are located in the Trinidad deposit area. The major vein systems recognized in the Trinidad deposit area are identified as the Trinidad, Fortuna and the Bonanza structures.  In addition, a prominent zone of mineralized sheeted and stockwork quartz/carbonate veins has been identified in the zone between the Trinidad and Bonanza vein systems.  Drilling has defined the Trinidad and Bonanza vein systems over a strike length of approximately 700 meters.

Minerals of economic interest are mainly acanthite and silver-rich electrum. These occur with pyrite in distinctively banded crustiform-colloform veins with quartz, chalcedony, calcite and local adularia.  Sulfide contents typically are low, from less than 1 to 5 percent of the rock in the upper portion of the deposit, to somewhat higher at depth, where sphalerite, galena and chalcopyrite appear.  Hydrothermal alteration includes regional propylitic alteration of the volcanic host rocks, grading to proximal alteration zones consisting of quartz, illite, illite/smectite, Fe-carbonates, and pyrite around the mineralized zones. The Trinidad Ag/Au deposit has been assigned to the low-sulfidation epithermal deposit classification.

1.3.2	Resources

The mineral resources cited in this report were originally estimated by Mr. Michael J. Lechner, President of Resource Modeling Inc. (“RMI”) in a 2009 43-101-compliant Technical Report.  Inverse distance powers of two or three were selected to estimate block silver and gold grades within wireframe solids.  CAM has reviewed input and methodology, and concurs fully with the cited indicated and inferred resources.

The estimated blocks were classified into Indicated and Inferred mineral resource categories based on several criteria.  Indicated resources were restricted to the four primary veins (Bonanza, Trinidad, Fortuna, and Paloma) provided that the blocks were within a specified distance from a required number of drill holes.  Those criteria include: 1) at least three drill holes within 33 meters, or 2) two drill holes within 23 meters, or 3) one hole within 13 meters of the four primary veins.  All remaining estimated blocks inside of the various wireframes were classified as Inferred resources based on the currently understood geologic continuity of the mineralized structures.  Additional drilling would be required to determine if those Inferred resources could be upgraded to an Indicated status.

Mineral resources were tabulated using a silver equivalent cutoff grade that incorporates metal prices and recoveries.  The parameters used to calculate the silver equivalent grade are summarized in Tables 1-2.

Table 1-2 Silver Equivalent Parameters
Parameter	Value
Silver Price, USD per troy ounce	$13.75
Gold Price, USD per troy ounce	$856.16
Silver Recovery	92.5%
Gold Recovery	91.5%

The expressions for calculating the silver equivalent grade is:

AgEq = Ag + Au * (($856.16/13.75)*(91.5/92.5)) or  AgEq = Ag + Au * 61.6

Mineral Resources at a 150 g/t AgEq cutoff grade are shown in Table 1-3 with Indicated and Inferred Resources at various cutoffs shown in Tables 1-4 and 1-5.

Table 1-3 Mineral Resources at a 150 g/t AgEq Cutoff Grade
Resource Category	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
Indicated	2,690	435	295	2.27	37,596	25,504	196
Inferred	2,411	392	262	2.11	30,357	20,293	164

Table 1-4 Indicated Mineral Resources at Various Cutoffs
AgEq Cutoff (g/t)	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
50	4,636	292	196	1.56	43,465	29,163	232
75	4,018	327	220	1.74	42,231	28,422	224
100	3,478	364	246	1.92	40,725	27,486	215
125	3,043	400	271	2.10	39,153	26,497	205
150	2,690	435	295	2.27	37,596	25,504	196
175	2,370	471	321	2.45	35,930	24,429	187
200	2,102	508	346	2.63	34,314	23,382	177
225	1,883	542	370	2.79	32,823	22,416	169
250	1,685	578	396	2.96	31,315	21,433	160

Table 1-5 Inferred Mineral Resources at Various Cutoffs
AgEq Cutoff (g/t)	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
50	4,020	272	181	1.48	35,199	23,389	192
75	3,497	304	202	1.65	34,151	22,735	185
100	3,074	334	222	1.80	32,963	21,988	178
125	2,681	366	244	1.97	31,545	21,061	170
150	2,411	392	262	2.11	30,357	20,293	164
175	2,137	421	282	2.26	28,922	19,351	155
200	1,883	452	304	2.41	27,393	18,379	146
225	1,696	479	321	2.56	26,113	17,522	140
250	1,545	503	337	2.69	24,958	16,747	133

1.4              Mining and Mineable Reserves

Mine planning studies were based on an escalating production schedule from 750 to 1500 tonnes per day (t/d).  The PEM minable reserve study, dated March 2010, is based on the first two and a half (2.5) years at 750 t/d, then increasing to 1,000 t/d for two more years, and finally increasing to 1,500 t/d for the balance of the reserve.

Cutoff Grade
The economic portion of the resource is typically determined by the application of a breakeven cutoff grade, or value, that considers the total operating costs (variable and fixed mine, process plant and administration costs).

The total operating costs are then formulated into an algorithm that also considers: metal price(s), process recovery(s), applicable royalties, and forward costs for concentrate freight, insurance, smelting and/or refining.  These parameters are then equated to determine the minimum grade, grade equivalent, or value of metal(s) that will need to be mined in order to cover these total operating costs.  The cutoff grade may also be expressed as a revenue value (US$ per tonne), that equals the total operating costs.

At the San José Project there will be two payable metals – silver and gold, with silver being the predominant metal.  Therefore, it would be easier to express the breakeven cutoff as a silver equivalent grade, or as a minimum net smelter return (NSR) value of the smelted concentrate, expressed in US$ per tonne of ore, which covers the total operating cost.  The following basic algorithm illustrates the typical relationship, between the various parameters, to calculate at the breakeven cutoff silver equivalent grade:

If the breakeven cutoff is expressed as a value (typically an NSR in US$ per tonne ore), this value can then be compared to the sum of the mine, mill, G&A, and forward unit operating costs.  The NSR value must equal, or exceed, the on-site total operating costs for the block, or stope, tonnes to be economically viable and included in the minable reserve.

The parameters in Tables 1-6 and 1-7 were utilized to estimate the silver equivalent breakeven cutoff grade for production rates of 750, 1000, and 1500 t/d.

Table 1-6 Estimated Total Operating Costs (US$ per tonne)
Production Rate	750 t/d	1,000 t/d	1,500 t/d
Mining, US$ per tonne	25.42	22.89	19.82
Processing, US$ per tonne	14.26	12.00	9.41
G&A US$ per tonne	10.06	7.55	5.03
Total Operating Cost	49.74	42.44	34.26

Table 1-7 Other Operating Parameters
Item	Value
Process Recoveries
Gold (%)	90
Silver (%)	88
Metals Prices
Gold (US$ per ounce)	897.51
Gold (US$ per gram)	28.85
Silver (US$ per ounce)	15.12
Silver (US$ per gram)	0.4861
Credits
Au Credit Factor	1.55
Forward Costs
Freight, Marketing, etc	1.96, US$ per tonne of ore
Smelting/Refining	23.68, US$ per tonne of ore

Applying the above parameters provides the following breakeven silver equivalent grade for the initial 750 t/d production rate:

The corresponding breakeven cutoff grades for production rates of 1,000 t/d and 1,500 t/d are 103 grams AgEq and 90 grams AgEq per tonne.

Typically, this breakeven cutoff grade is used to identify the economic portion of the measured and indicated resource.  Minable shapes (stopes) are then applied to the economical portion of the resource model.  This shape may include some sub-economic material that must be taken in the mine planning and stoping process, which is included as internal dilution.  In addition, some of the economic blocks may have to be dropped due to their location outside of the mining shapes, or because they would require excessive development to access and prepare the block for mining.  This may decrease the minable portion of the resource recovery.  Since no “Measured” resources have yet been delineated, all minable reserves tabulated in this report have been based on “Indicated” resources, and as such, are classified as “Probable” reserves.

Mining Recovery

The anticipated method for mining the veins at the San José Project is mechanized cut and fill, utilizing backfill from process tailings combined with waste generated from within the mine and from the surface.  This mining method is very selective and generally allows for a high percentage recovery of the ore.  Based on a review of the vein cross sections, the ore loss due to irregularities in the vein walls would typically be estimated at two percent.  An additional two percent would be estimated for pillars left around stope openings, and six percent for planned sill pillars at the bottom of each stope, for a total ore loss of around ten percent, indicating an average mining recovery of 90 percent (10 percent loss).

Mining Dilution

Internal waste dilution from expanding the vein widths to minimum mining widths in the stope design process, and waste included in the drillhole compositing process has already been accounted for in the resource block model preparation.

External waste in the mining process originates from three principal sources; 1) irregularities in the vein walls, both horizontally and vertically, 2) miners over-drilling in the stope, both in the ribs and the back, and 3) mucking up backfill from the floor.  Typically, irregularities in the vein walls generally account for about two percent of the dilution.  Over-drilling by the miners typically adds another three percent.  Another five percent typically results from loader operators mucking up waste backfill from the floor during the ore loading phase.  An average total external dilution of approximately 15 percent would normally be estimated for the average mining widths of the veins at the San José Project.  Typically, all dilution would be considered to be at zero grade.

Minable Reserves

After the application of a breakeven cutoff grade and factors for mining recovery and mining dilution, the minable reserves calculated by PEM for mining all of the deposit at production rates of 750, 1000 and 1500 t/d, are presented in the following Table 1-8.

Table 1-8 Minable Reserves (Probable)
Mining Rate	Tonnes	Ag (g/t)	Au (g/t)	AgEq (g/t)
750 t/d	914,405	188	1.7	288
1,000 t/d	735,279	187	1.5	277
1,500 t/d	1,866,144	221	1.6	320
Total	3,515,828	205	1.6	303

1.5	Metallurgy

Six-stage locked-cycle flotation tests were conducted on composite samples to determine final concentrate grades and recoveries to be expected in a continuous commercial operation where interim flotation products as well as reclaimed water are recycled.  The locked-cycle flotation tests were conducted utilizing to the following process approaches:
a)	The scheme of reagents and dosages of flotation reagents specified by Transmin achieved an overall grind size of 80 percent passing 105 microns.
b)	The scheme of reagents, dosages of flotation reagents and two stages of grind process specified by METCON achieved an overall grind size of 80 percent passing 74 microns.
c)	The scheme of reagents, dosages of flotation reagents, two stages of grind process and Flash Flotation procedures specified by METCON achieved an overall grind size of 80 percent passing 74 microns.

The metallurgical data and results achieved are summarized in Table 1-9.

Table 1-9 Locked Cycle Flotation on VC02 Composite Sample Summary of Results
Locked Cycle Process	Concentrate Grade (g/t)		Recovery (%)
	Au	Ag	Au	Ag
Transmin Process Flow Sheet	65	5,621	87.67	86.12
METCON Research Flow Sheet using Two Stages of Grind	74	6,676	89.84	87.56
METCON Research Flow Sheet using Two Stages of Grind & Flash Flotation	71	6,256	90.63	89.50
Remarks: (1) Average Metallurgical Results of the Last Three Cycles

The METCON flowsheet test data has been selected as the basis for the process plant design and metal recoveries.  CMC has decided to use a simple circuit with a single stage of grinding without flash flotation.  This circuit with pyrite depression and reagent optimization has been demonstrated to produce gold recoveries of 88 percent and silver recoveries of 90 percent with concentrate grades of 65 g/t gold and 7,000 g/t silver, which are considered more than reasonable taking into account the lower capital cost.  The reason for the slightly lower gold grades and recoveries and higher silver grades in the concentrate is due to pyrite depression.  The values noted above are those used in the Financial Model of this report.

The option for the addition of a regrind circuit with flash flotation remains available to the Project if desirable and cost effective.

1.6	Process Description

The San José concentrator facilities have been designed to process a gold and silver ore from the ore zones and produce a bulk concentrate.  The concentrate will carry enriched values of silver and gold.  Acanthite and electrum carry the values in the ore, and recovered with the bulk minerals.  Table 1-10 displays the general characterization and the average bulk grade of the ore that the concentrator will process throughout the life of the Project.

Table 1-10 Ore Characterization and Bulk Grade
Characteristics	Units	Value
Maximum Feed Size	mm	300
Average F80	mm	159
Percent Moisture	%	3
Percent Moisture Maximum	%	5
Apparent Density	g/cm3	2.55
Au Grade	g/t	1.6
Ag grade	g/t	205
Concentrate Grade Au	g/t	65
Concentrate Grade Ag	g/t	7000
Au Recovery	%	90
Ag Recovery	%	88

The gold and silver minerals are finely disseminated throughout the ore.  Size reduction of the run-of-mine (ROM) ore is completed in a series of steps that includes crushing, followed by grinding in a water slurry to a P80 of 74 microns (200 mesh).  At this particle size, the majority of the gold and silver minerals are sufficiently liberated to allow recovery into flotation products.

The recovery of the valuable minerals is completed using differential froth flotation.  Associated silver and gold minerals are recovered from the ore, while the final waste product reports to the mine hydraulic backfill and the tailing pond.

1.7              Infrastructure

A full range of services and supplies required to support the Project is available within a radius of 100 kilometers from the Project Site.  Major seaports capable of providing services to the Project as needed are Salina Cruz on the Pacific Ocean and Veracruz on the Atlantic Ocean.

1.7.1	Electrical Power Supply

The electrical power for the San Jose Project will be supplied from the existing electrical grid system, which is administered by the Comision Federal de Electricidad (CFE).  A 115-thousand volt (kV) transmission line passes within less than 50 meters of the proposed Project Main Substation.  The 115-kV transmission line will pass through a new switching substation, installed adjacent to the Main Substation.

1.7.2	Water Supply

CMC has calculated a sufficient supply for fresh (makeup) water from the following sources:

—	Effluent from the Water Wastewater Treatment Facility (WWTF) at the municipality of Ocotlán de Morelos, Oaxaca;

—	Incident precipitation collected on the surface area of the Tailings Management Facility (TMF), and

—	Contingency source: Extraction and treatment of water from the Rio Atoyac, through the water treatment plant at the municipality of Ocotlán de Morelos, Oaxaca.

1.7.3	Support Facilities

Non process facilities for the Project will include newly constructed buildings for mine operations, Project staff and management offices, and metallurgical testing activities.  Other service buildings will include warehousing, a clinic/security/fire station, and a cafeteria.  A fueling station and a weighing station will also be included in the support facilities.

1.7.4	Tailings Management Facilities

A conventional slurry tailings facility will be developed at the San Jose Project to accommodate 5 million tonnes of tailings during the mine life.  Sixty five percent of the tailings from the milling process will be deposited at a rate of 750 t/d in the first two and a half (2.5) years of operation, 1000 t/d for the next two years, and 1500 t/d until the end of the operations.

Probabilistic seismic hazard analyses (PSHA) were performed for the Project site.  The results of the stability analyses indicated that all of the embankments would have factors of safety greater than the minimums prescribed by international standards.

1.8	Environmental Aspects

Environmental activities conducted for the San Jose Project were performed by several consulting groups.  Clifton Associates LTD was responsible for developing the Environmental Impact Assessment (EIA), using the information collected during baseline study development for the environmental and social areas.  Consulting firms involved in baseline development included: (1) Clifton Associates LTD (Environmental Baseline Studies including Soils, Vegetation, Wildlife, Noise, Air Quality, etc.); Water Management Consultants (Groundwater evaluation); (3) Independent University San Luis Potosí (Water Resources); and (4) Ingenieria de Control y Saneamiento (ICAYS SA de CV), (Water Project).

The San Jose Project has a total surface area of 92 hectares (ha).

Background information has been collected and initial studies have been performed in the areas of air quality; noise and vibration control; surface and groundwater resources; and water quality.

An initial evaluation has been conducted and a preliminary mitigation plan has been developed with regard to potential impacts to the groundwater system in that area of the Project.  In addition, a detailed water management system will be developed to assure responsible use of water to support the operations without impacting communities and households in the vicinity of the mine.

A wildlife survey was conducted to evaluate the different species present in the environmental surroundings of the proposed Project.  A total of 94 species of fauna were described according to their taxonomic group.  None of the wildlife species observed or otherwise noted to be present in the area during the survey is designated as threatened, vulnerable or at risk.

The vegetation of the area is classified as an evergreen Tropical Forest (Annex IV.29 Classification of the Rzedowski vegetation) with predominating species having humidity limitations (Rzedowski, 1978).  The baseline sampling program identified a total of 68 species of vegetation pertaining to 31 Families.  One species, Echinocactus platycanthus, was found in the primary tailings disposal area and is considered to be a threatened species.

The primary impact of the mining operation on the vegetation community of the area will be associated with disturbances in the tailings storage areas and the facilities area.  Disturbed areas not occupied with permanent facilities (processing mill, shops, etc.) will be stabilized using native plant materials produced on site in a greenhouse facility.  In addition, mine closure will consist of removing facilities not deemed necessary to support communities and the capping of the tailings storage facilities.  A reforestation program will be initiated to re-establish the natural ecosystem in these reclaimed areas using native species promulgated in an on-sight greenhouse facility.  Appropriate management consisting of weed control and fire protection will be established.

Soil materials will be removed from all areas to be disturbed during the construction period and stored in appropriate locations.  Salvaged topsoil material will be used to achieve contemporaneous reclamation of disturbed sites not scheduled for future impact.  In addition, the tailings storage facilities will be capped with a layer of soil and planted with vegetation, which will reduce movement of water into the tailings.

Waste rock generated during expansion of the underground mine and/or currently stored on site will be used to fill old mine workings constructed during previous operations or new workings as mining progresses.  The chemical composition of the waste rock is not expected to cause significant water quality issues in the mine or in adjacent groundwater.

The cumulative impact evaluation for the Project indicated that no other projects exist in the area that will contribute to impacts of air quality and water resources.  As the Project progresses, the situation will be monitored to assess whether additional projects are discovered or initiated in the area.  If other impacts are found, an appropriate cumulative impact evaluation will be developed.

An environmental management plan will be developed that includes the major components including:  water management, tailings management, waste rock management, soil management, revegetation and reforestation, waste and sewage management, and air quality.  In addition, a detailed monitoring program has been outlined for all components of the ecosystem.

A reclamation and closure plan has been outlined that provides a reasonable approach for the final reclamation and closure of the site.

1.9	Social Aspects

The development of the San Jose Project is achieving a positive impact on the local community.  Community relations are being developed to promote communication and participation with community leaders, authorities and inhabitants.  The Project supports social development for local inhabitants, avoiding migration of the local population to large metropolitan areas.  The major social objectives of the San Jose Project are to use the available manpower of the region, to create a relatively large number of stable jobs and to improve the quality of life of the population.  Also, the Project is expected to promote environmental stewardship, while establishing agreements at the community level to develop activities to improve soil protection, and the construction of a dam to retain runoff water for use in agriculture.

The planning, implementation, coordination and pursuit of the community policies are the responsibility of the Company’s Community Relations Department.  The objectives of the Company Community Relations Policy are:  (1) To develop and to implement mechanisms, procedures, plans and strategies that respect the dynamics of local communities with consideration for the norms and laws; (2) To generate dialog and interaction with the communities, that allow their participation in the decisions that impacted the community; (3) To work with the local communities to maximize the development of cultural and education programs that maximize the opportunities for their development; and (4) To communicate with the local communities with regard to potential impacts of the operation on the environment. Discussions will identify the potential environmental effects, positive and negative, of the San Jose Project and the activities of the company in the different stages of development.  The procedures for mitigating potential impacts will be provided along with procedures for monitoring the status of mitigation.

1.10	Estimated Capital Cost

The capital cost estimate for the San José Project at a production rate of 750 tonnes per day (t/d) is US$ 55.71 million based on costs compiled in the fourth quarter of 2009.  The exchange rate used for conversion from Mexican Pesos to United States dollars was 13 $MXN = US$1.00.

The capital cost summary is presented in Table 1-11 and reflects a level of accuracy of plus or minus 25 percent.

Table 1-11 Capital Cost Summary
Area	Estimate (US$ x 1,000)	Contingency (%)	Contingency (US$ x 1,000)	Total with Contingency (US$ x 1,000)
Mine Preparation and Development	9,914	20%	1,983	11,896
Concentrator	16,664	15%	2,500	19,164
Auxiliaries	4,002	15%	600	4,602
Tailings Pond	3,224	15%	484	3,707
Wastewater Treatment Plant (Ocotlán de Morelos)	698	5%	35	733
Pipeline from Ocotlán de Morelos to San José	1,307	5%	65	1,373
Water Treatment Plant at San Jose	664	5%	33	697
Substation115 KV – CFE	1,458	5%	73	1,530
Substation 5.0 MVA	1,011	5%	51	1,062
Freight	239	20%	48	287
Engineering, Design and Project Management	2,732	3%	82	2,814
Construction Management	2,326	3%	70	2,396
Travel for Equipment Inspections and Miscellaneous Activities	56	3%	2	58

Table 1-11 Capital Cost Summary
Area	Estimate (US$ x 1,000)	Contingency (%)	Contingency (US$ x 1,000)	Total with Contingency (US$ x 1,000)
CMC Supervision	2,466	3%	74	2,540
Community Activities & Other	1,350			1,350
Misc. Owner Costs	1,500			1,500
Total Capital Cost	49,611		6,098	55,710

1.10.1	1,000 tpd CASE

CMC has provided the following estimate of additional capital required to increase the ore and process plant production rates from 750 to 1,000 tonnes per day in year 3 of operation:

—	Mine	US$27.018 million
—	Process Plant	US$2.508 million
—	Other	US$2.350 million
Total		US$31,876 million

This increase would result in a Total Capital Cost of US$87.59 million.

1.10.2	1,500 tpd CASE

CMC has provided the following estimate of additional capital required to increase the ore and process plant production rates from 1,000 to 1,500 tonnes per day in year 6 of operation:

—	Mine	US$7,122 million
—	Process Plant	US$7,020 million
—	Auxiliaries	US$1,000 million
—	Tailings Facility	US$7,044 million
—	EPCM	US$1,193 million
—	CMC Supervision	US$442 million
—	Other	US$4,350 million
Total		US$28,170 million

This increase would result in a Total Capital Cost of US$115.76 million.

1.11	Estimated Operating Cost

The overall operating costs are summarized in Table 1-12 and are based on a total of 3.516 million tonnes of ore milled over the mine life with an average of 22,500 tonnes per month or 750 tonnes per day.  Table 1-12 also shows the proposed operating costs for the expansions to 1,000 tpd with an average of 30,000 tonnes-per-month then to 1,500 tpd with an average of 45,000 tonnes per month.

Table 1-12 Overall Estimated Operating Cost
Area	No. of Personnel (750 tpd)	US$ per Month (750 tpd)	US$ per Tonne Milled (750 tpd)	US$ per Tonne Milled (1,000 tpd)	US$ per Tonne Milled (1,500 tpd)
Geology and Exploration	12	31,102	1.382	1.04	0.69
Mine	199	571,950	25.42	22.89	19.82
Plant	74	320,850	14.26	12.00	9.41
Security and Environment	12	24,376	1.083	0.813	0.542
Community Relations	7	20,671	0.919	0.689	0.459
Administration and Finance	23	116,356	5.171	3.879	2.586
General Management	4	33,667	1.496	1.122	0.748
Property and Concessions	-	376	0.017	0.013	0.009
Totals	331	1,119,330	49.743	42.44	34.26

1.12	Financial Analysis

Based on the total of 3.516 million tonnes contained in the mineable Probable Reserves, a project life of approximately nine years is proposed.  The estimates of metal production, capital costs and operating costs are combined in the discounted cash flow evaluation.  The economic evaluation is treated on a project basis using a silver price of US$15.12 per troy ounce and a gold price of US$897.51 per troy ounce.  All applicable mineral extraction taxes have been allowed for in the cash flow analysis.

The results of the cash flow evaluation are summarized in Table 1-13 showing life-of-mine totals

Table 1-13 Economic Evaluation Summary
Item	Units	Value
Payable Silver	Ounces (Millions)	19.40
Payable Gold	Ounces (Thousands)	155.13
Free Cash Flow (After-tax)	US$ (Millions)	95.1
Pre-tax NPV @8%	US$ (Millions)	46.0
After-tax NPV@8%	US$ (Millions)	36.3
Pre-tax IRR	%	19.5%
After-tax IRR	%	17.8%

It should be noted that the Financial Analysis is performed utilizing only Indicated Mineral Resources, which have been converted to Probable Reserves; however, Inferred Resources such as those indicated in Table 1-14, which are not in the model, can potentially have an impact on the Project economics and the life of the mine.

Table 1-14 Inferred Mineral Resources at Various Cutoffs
AgEq Cutoff (g/t)	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
50	4,020	272	181	1.48	35,199	23,389	192
75	3,497	304	202	1.65	34,151	22,735	185
100	3,074	334	222	1.80	32,963	21,988	178
125	2,681	366	244	1.97	31,545	21,061	170
150	2,411	392	262	2.11	30,357	20,293	164
175	2,137	421	282	2.26	28,922	19,351	155
200	1,883	452	304	2.41	27,393	18,379	146
225	1,696	479	321	2.56	26,113	17,522	140
250	1,545	503	337	2.69	24,958	16,747	133

A series of sensitivity analyses were undertaken to determine which parameters most effected the NPV and IRR of the Project on an after tax basis.

Figure 1-1 reflects the effects on After-tax NPV@8 percent while varying combined gold and silver prices and Figure 1-2 reflects the effects while varying the gold and silver prices independently.

On a total Project basis the internal rate of return (IRR) is 19.5 percent before tax and 17.8 percent after taxes.

Figure 1-3 reflects the effects on IRR while varying combined gold and silver prices and Figure 1-4 reflects the effects while varying the gold and silver prices independently.

2.0	INTRODUCTION

2.1	Scope of Work

Chlumsky, Armbrust and Meyer LLC (herein “CAM”) was retained by Compañia Minera Cuzcatlán S.A. de C.V. (herein “CMC”), a wholly-owned subsidiary of Fortuna Silver Mines Inc. (herein “Fortuna”), a public company listed in Canada, to complete a pre-feasibility study and mineral reserve estimate for the San Jose silver project in the state of Oaxaca, Mexico.  The project is based on several epithermal veins in a previously-mined district.  This Technical Report discloses mineral reserves which are validated by the Pre-Feasibility Study prepared by CAM in 2010, and summarized in Section 19.

All the authors of this report held meetings with Fortuna technical personnel in the company’s Oaxaca city office on August 4, 2009, and visited the San Jose project site on August 5, 2009, for the purposes of reviewing technical data, diamond drill core, exposed geology, and site characteristics relating to the Trinidad, Bonanza, and other subsidiary veins in the San Jose project.  The former underground workings are no longer accessible.

Responsibilities for various parts of this report are as follow:

Bow: Sections 2 to 15, 17.1, 18, 22, and the related parts of Sections 1, 20, 21, and 23.
Chlumsky: Sections 16, 19, and the related parts of Sections 1, 20, 21, and 23.
Milne: Sections 17.2, 19 and the related parts of Sections 1, 20, 21, and 23.

This Technical Report draws heavily on a NI 43-101 report produced jointly by Resource Modeling Inc. and Resource Evaluation Inc., dated 10 December, 2009 (Lechner and Earnest, 2009).  That Technical Report disclosed mineral resources but not reserves.  Lechner and Earnest’s work included review, and validation of all drill hole data, three-dimensional wireframe interpretations of the mineralized veins, analysis of basic statistics, variography, construction of a block model, development of resource estimation and classification parameters, block grade estimation, resource tabulation and validation, to define a mineral resource on the property.  CAM reviewed the inputs and methodology used by Lechner and Earnest, and accepted their mineral resources figures and classifications.

Data relating to the mining, mineral-processing, and infrastructure aspects of the pre-feasibility study were compiled by various contractors, as listed in Section 19.  CAM reviewed all the input and methods, and accepted the data disclosed in Section 19.

Tonnages stated in this report are dry metric tonnes (dmt).  Gold and silver grades are reported in grams per metric tonne.  Ounces pertaining to gold and silver metal content are expressed in troy ounces throughout this Technical Report.

2.2	Abbreviations

The currency used for all costs is presented in United States Dollars (US$), unless specified otherwise.  When costs were derived in Mexican Pesos ($MXN), a conversion rate of $MXN13.00 to US$1.00 was used.

A lists of main abbreviations and acronyms are presented in Table 2-1 and 2-2.

Table 2-1 Abbreviations
Abbreviation	Definition
mm	Millimeter
cm	Centimeter
m	Meter
m2	square meter
m3	cubic meter
cy	cubic yard
cfm	cubic feet per minute
masl	meters above mean sea level
ppb	parts per billion
ppm	parts per million
gr	acceleration of gravity
g or gm	Gram
kg	Kilogram
t	Tonne
dmt	dry metric tonne
wmt	wet metric tonne
g/t	gram per metric tonne
t/d	metric tonne per day
tpa	metric tonne per annum
oz	troy ounce
Ib	Pound
%	Percent
km	Kilometer
km2	square kilometer
kN	Kilonewton
Ms	surface wave magnitude scale
kPa	Kilopascal
kW	Kilowatt
hp	Horsepower
ha	Hectare
L	Liter
min	Minute

Table 2-1 Abbreviations
Abbreviation	Definition
hr	Hour
yr	Year
C	Celsius
k	Thousand
M	Million
G	Billion
CDN$	Canadian dollars
$MXN	Mexican peso
S/.	Peruvian nuevo sol
US$	United States dollars
NSR	Net Smelter Return
QA/QC	Quality Assurance/Quality Control
Ag	Silver
AgEq	silver equivalent
Au	Gold
AuEq	gold equivalent
Cu	Copper
Pb	Lead
S	Sulfur
Zn	Zinc

Table 2-2 Acronyms
Acronym	Definition
CAM	Chlumsky, Armbrust & Meyer, LLC
CMC	Compañia Minera Cuzcatlán S.A. de C.V.
REI	Resource Evaluation Inc.
RMI	Resource Modeling Inc.
PEM	Proyectos y Estudios Mineros-S.A.C.
SVS	SVS Ingenieros S.A.C.
TRANSMIN	Transmin Metallurgical Consultants
METCON	METCON Research
PROMIMET	Procesos Mineros Metalúrgicos S.A. de C.V.
SVS	SVS Ingenieros S.A.C. (SVS)
ICAYS	Ingeniería de Control Ambiental y Saneamiento S.A de C.V.
SOISA	Soto Ortega Ingenieros S.A. de C.V.
TMF	Tailings Management Facility
WWTF	Wastewater Treatment Facility

3.0	RELIANCE ON OTHER EXPERTS

CAM has prepared this report using the following information sources:

—	CAM’s visit to Oaxaca on August 4 and 5, 2009;

—	Information in previous NI-43-101-compliant reports, namely Lechner and Earnest (2009) and Hester and Ray (2007);

—
Numerous reports and interviews used by CAM to prepare the Pre-Feasibility Study (CAM, 2010) upon which the conversion of indicated resources to probable reserves is based.  The data on which the Pre-Feasibility Study is based includes a number of metallurgical tests, engineering designs, and costing estimates.  The more important sources are listed in Table 1-1.

—	First Principles of engineering, together with CAM’s experience at numerous operating or developing mines world-wide.

The authors have carefully reviewed the information received from others, and have verified that the data supplied are correct.

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Property Location

The San Jose Project is in Oaxaca state in southern Mexico, 47 kilometers by paved highway south of the city of Oaxaca (Figure 4-1).  Although described as being in the Taviche mining district, the concessions containing mineral resources and mineral reserves, as defined in this Technical Report, actually lie 15 kilometers west of the main part of the Taviche district.

4.2	Property Ownership and Agreements

The following information has been provided by CMC.  CMC also provided to CAM a letter dated 2 March 2010 from lawyer Lic. Federico Kunz of Mexico City (Kunz, 2010), stating that the listed mineral concessions are in good legal standing and are held directly or indirectly by Compañia Minera Cuzcatlán S.A.de C.V. (CMC).

Compañia Minera Cuzcatlán S.A. de C.V. holds title to 26 mineral concessions totaling 43,589.8707 hectares in the San Jose project area (Table 4-1; Figure. 4-2).  The San Jose Project and all reported mineral resources and reserves are entirely contained within the Progreso, Progreso II, Progreso II BIS and Progreso III concessions.  Compañia Minera Cuzcatlán S.A.de C.V. is a Mexican registered company owned 100 percent by Fortuna (Figure 4-2).  In addition to the concessions held directly, Cuzcatlán holds other option agreements as shown in Tables 4-2 and 4-3).

Table 4-1 Mineral Concessions Held Directly by Compañia Minera Cuzcatlán S.A. de C.V.
No.	Concession	Title #	Document	Issue Date	Expiration Date	Municipality	State	Area (ha)
1	MIOXA UNO	179969	321.1/5-3	23-Mar-87	22-Mar-37	SAN MIGUEL TILQUIAPAM	OAXACA	24.0000
2	PROGRESO III	215254	62/9568	14-Feb-02	13-Feb-52	SAN JOSÉ DEL PROGRESO	OAXACA	283.3877
3	PROGRESO II	217624	5/1.3/00623	6-Aug-02	5-Aug-52	SAN JOSÉ DEL PROGRESO	OAXACA	53.8815
4	PROGRESO II BIS	217625	5/1.3/00622	6-Aug-02	5-Aug-52	SAN JOSÉ DEL PROGRESO	OAXACA	80.7309
5	PROGRESO	217626	5/1.3/00624	6-Aug-02	5-Aug-52	SAN JOSÉ DEL PROGRESO	OAXACA	284.0000
6	CANDELARIA	221149	5/1/00710	3-Dec-03	2-Dec-53	SAN JERÓNIMO TAVICHE	OAXACA	93.7260
7	BOHEMIA	221150	5/1/00711	3-Dec-03	2-Dec-53	SAN JERÓNIMO TAVICHE	OAXACA	104.7077
8	HUECO	221461	5/1/00712	13-Feb-04	12-Feb-54	SAN JERÓNIMO TAVICHE	OAXACA	41.7822
9	BOHEMIA UNO	229343	62/9675	11-Apr-07	10-Apr-57	SAN JERÓNIMO TAVICHE	OAXACA	30.0858
10	BOHEMIA DOS	229344	62/9676	11-Apr-07	10-Apr-57	SAN JERÓNIMO TAVICHE	OAXACA	13.6185
11	LOS OCOTES UNO	231130	62/9771	17-Jan-08	16-Jan-58	SAN JERÓNIMO TAVICHE	OAXACA	144.0673
12	BOHEMIA TRES	231370	62/9910	12-Feb-08	11-Feb-58	SAN JERÓNIMO TAVICHE	OAXACA	24.1528
13	LOS OCOTES CUATRO FRACC. 1	231751	62/9815	17-Apr-08	16-Apr-58	EJUTLA DE CRESPO	OAXACA	840.1674
14	LOS OCOTES CUATRO FRACC. 2	231752	62/9815	17-Apr-08	16-Apr-58	EJUTLA DE CRESPO	OAXACA	867.5337
15	LOS OCOTES TRES	231796	62/9814	24-Apr-08	23-Apr-58	EJUTLA DE CRESPO	OAXACA	4,161.6706
16	LOS OCOTES DOS	231866	62/9801	9-May-08	8-May-58	EJUTLA DE CRESPO	OAXACA	1,837.5053
17	VICTORIA	231995	62/9744	3-Jun-08	2-Jun-58	SAN JERÓNIMO TAVICHE	OAXACA	643.8596
18	BOHEMIA CUATRO	232329	62/9911	29-Jul-08	28-Jul-58	SAN JERÓNIMO TAVICHE	OAXACA	0.0373
19	UNIFICACIÓN CUZCATLÁN 1	232662	5/5/00050	2-Oct-08	23-Mar-37	SAN JERÓNIMO TAVICHE	OAXACA	49.5067
20	MONTE ALBAN II	233752	5/2/00078	7-Apr-09	6-May-47	SAN JERÓNIMO TAVICHE	OAXACA	16,600.1010
21	MONTE ALBAN III	233857	62/9836	22-Apr-09	21-Apr-59	SAN JERÓNIMO TAVICHE	OAXACA	2,094.8363
22	UNIFICACIÓN CUZCATLÁN 2	233878	5/5/00051	22-Apr-09	16-Jan-23	SAN JERÓNIMO TAVICHE	OAXACA	138.0000
23	UNIFICACIÓN CUZCATLÁN 3	233879	5/5/00052	22-Apr-09	4-Dec-39	SAN JERÓNIMO TAVICHE	OAXACA	32.6366
24	LOS OCOTES	235074	5/4/00094	2-Oct-09	23-Nov-56	EJUTLA DE CRESPO	OAXACA	15,076.5232
25	LOS OCOTES CINCO FRACCION I	235699	062/09850	16-Feb-10	15-Feb-60	EJUTLA DE CRESPO	OAXACA	65.1647
26	LOS OCOTES CINCO FRACCION II	235700	062/09850	16-Feb-10	15-Feb-60	EJUTLA DE CRESPO	OAXACA	4.1879
						Total Area		43,589.8707

San José Project
Taviche District
DOCTOR
MONTEALBAN III
LA REYNA
EL REY
TLACOLULA 2
VIRIDIANA
MONTEALBAN I
MONTEALBAN II
EL POCHOTLE
LA VICTORIA
RED TAVICHE ESTE
EJUTLA FRACC 2
PROGRESO III
TAVICHE OESTE
ZIMATLAN
LOS OCOTES
LOS OCOTES DOS
MARISSA
AMPL LOS OCOTES
LUTE DOS
SAN JOSE
LOS OCOTES FRACC 1
LOS OCOTES FRACC 2
ALMADELIA
EJUTLA FRACC 1
LOS OCOTES TRES
PREDILECTA2
LA CRUZ
740000
750000
760000
770000
1860000
1850000
1840000
1830000
HOLDER
CUZCATLAN
CUZCATLAN APPLICATIONS
3rd PARTY CONCESSIONS
Mines Prospects
Abandoned Mine
Mine in Production
Mine in Reactivation
Prospect
0
10
Kilometers
Cia Minera Cuzcatlán S.A. de C.V.
Mineral Concessions
San Jose Project & Surrounding Areas
Source: Dirección Gral. de Minas
Oaxaca, México
Datum: NAD27, UTM Zone 14N
November 2009

Figure 4-2
Concessions held by Cuzcatlán

Table 4-2 Mineral Concessions Held by Compañia Minera Cuzcatlán S.A. de C.V. Via Beremundo Tomas De Aquino Antonio
No.	Concession	Title #	Document	Issue Date	Expiration Date	Municipality	State	Area (ha)
25	EL POCHOTLE	224956	62/9674	28-Jun-05	27-Jun-55	SAN JERÓNIMO TAVICHE	OAXACA	1,313.0000
						Total Area		1,313.0000

Table 4-3 Mineral Concessions Held under Purchase Option Agreements by Compañia Minera Cuzcatlán S.A. de C.V. with Underwood Y Calvo Y Compañía, S.N.C.
No.	Concession	Title #	Document	Issue Date	Expiration Date	Municipality	State	Area (ha)
26	LA VOLUNTAD	218976	5/1/00675	28-Jan-03	27-Jan-53	SAN JERONIMO TAVICHE	OAXACA	279.0410
27	BONITA FRACCION I	218977	5/1/00676	28-Jan-03	27-Jan-53	SAN JERONIMO TAVICHE	OAXACA	26.1449
28	BONITA FRACCION II	218978	5/1/00677	28-Jan-03	27-Jan-53	SAN JERONIMO TAVICHE	OAXACA	181.1891
						Total Area		486.3750

Table 4-4 Exploration Contract with Option to Acquire by Compañia Minera Cuzcatlán S.A. de C.V. from Geometales Del Norte-Geonorte S.A. de C.V.
NO.	Concession	Title #	Document	Issue Date	Expiration Date	Municipality	State	Delegation	Area (ha)
32	REDUCCION TLACOLULA 2	233392		18-Feb-09	17-Feb-59	San Baltazar Chichicapam Yaxe Santiago Matatlan San Dionisio Ocotepec San Pedro Totolapa	OAXACA	PUEBLA	12,642.0000
							Total Geometales		12,642.0000

(Cuzcatlán) reports that a licensed land surveyor has located the “punto de partida” (mineral location monument) for all claims, where existing, with a differential global positioning system.  All vertices or corners of the lots are based on survey bearings and distances from the location monuments as specified in the concession registration documents.

4.3	Encumbrances

According to the Kunz letter (Kunz, 2010) the mineral concessions held by CMC and the mineral concessions held under option agreement by CMC are not encumbered in any manner or fashion.  Mexican mining regulations establish minimum work and annual fee requirements that are variable and depend on the elapsed time from the date of granting of the concession.  All mineral concessions held by CMC or held under option by CMC are in good standing with respect to minimum work and annual fee requirements.  Amendments to the Mexican Mining Law enacted in 2005 confer both exploration and exploitation rights to the holder of the concession, without distinction.

4.4	Purchase Option Obligations

Payment obligations associated with the purchase option agreements referenced in Section 4.2 are summarized in Table 4-5.

Table 4-5 Purchase Option Payment Obligations
Concession	Payment Due Date	Payment US$
El Pochotle	12-Jul-I0	25,000
El Pochotle	12-Jul-11	165,000
El Pochotle	12-Jul-12	305,000
La Voluntad, Bonita Fracción 1 & II	22-Dec-09	10,000
La Voluntad, Bonita Fracción 1 & II	22-Dec-10	310,000
La Voluntad, Bonita Fracción 1 & II	22-Oct-11	400,000
Monte Alban II	6-May-12	800,000
Reducción Tlacolula	2010-2014	460,000

4.5	Royalty Obligations

Royalty obligations associated with the El Pochotle purchase option agreement and the La Voluntad-Bonita Fracción I & II purchase option agreement are summarized in Table 4-6.  The Progreso concessions which host the known mineral resource at the San Jose Project are not subject to a royalty obligation.

Table 4-6 Royalty Obligations
Concession	Royalty Rate	Royalty Cap	Royalty Buyout Provision
El Pochotle	1% NSR	US$800,000	Cuzcatlán can purchase royalty right for US$200,000
La Voluntad, Bonita Fracción I & II	1% NSR	US$2,000,000	Cuzcatlán can purchase royalty right for US$400,000

4.6	Surface Rights

CMC currently holds right of use agreements for 34 surface properties totaling 92.089 hectares.  These surface properties are primarily located in the proposed plant and tailings storage facility areas.  The agreements grant the right of use of the properties to CMC for periods of 30 years for the purposes of carrying out the exploration, development and operation of the San Jose mine.

4.7	Permits

Exploration drilling activities at the San Jose Project have been carried out under authorizations granted by the ‘Secretaria de Medio Ambiente y Recursos Naturales’ (SEMARNAT).  In addition, CMC has received approval from SEMARNAT for the construction of 4,580 meters of access ramp for the purposes of exploring and developing the Trinidad deposit.  On October 23, 2009, CMC received approval from SEMARNAT for the environmental impact statement for the exploitation of the San Jose project.

Permits for change in the use of surface lands have been issued.  Permits for certain water rights related to the wastewater treatment facility WWTF in Ocotlán de Morelos, water pipeline from WWTF to San Jose Project and the Rio Atoyac water intake have been obtained.

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Location and Access

The San Jose Project is located at latitude N16.68 degrees, longitude W96.70 degrees or UTM Zone 14N, NAD 27: 745100E, 1846925N.  Figure 4-1 indicates the relative location of the Project, approximately 47 kilometers by road south of the city of Oaxaca, a city of approximately 460,000 inhabitants, which lies 470 kilometers southeast of Mexico City.  The mine site is located approximately 0.8 kilometers east of the paved Mexico National Highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast.  The nearest large population center to the property is the town of Ocotlán de Morelos, which has approximately 25,000 inhabitants and lies 10 kilometers north of the Project site.

5.2	Physiography

The Project site and surrounding area is characterized by rolling hills and plains and is located at an elevation between 1540 and 1675 meters above sea level (San Jose) and 1640 to 1840 meters (Taviche proper).  The vegetation is grassland and thorn-bush typical of dry savannah.  There is sufficient area available for mining operations, potential tailings storage areas, potential waste disposal areas, heap leach pad areas and potential processing plant sites.

5.3	Climate

The climate is of "tropical wet-and-dry savannah" type (Aw in the Koppen classification), and is compatible with year-round mining operations.  Frost is unknown.  The average annual temperature is 19.5 degrees Celsius, with daily highs averaging about 26 C and daily lows about 13 C. Temperatures are somewhat higher than average during towards the end of the dry season (i.e. March-April).  Rainfall varies seasonally, with a distinct dry season from November through March (less than 10 mm per month) and a rainy season from April to October (over 20 mm per month, peaking in June).  The average annual precipitation is 500 to 750 millimeters.  There is no significant climatic difference between the San Jose and Taviche areas.

5.4	Infrastructure

The San Jose Project is well-situated with respect to infrastructure, due to its relative proximity to the city of Oaxaca. Details of the infrastructure are discussed in Section 19.

6.0	HISTORY

The history of the San Jose Project through 2009 is recounted in the Technical Report by Lechner and Earnest (2009), to which the reader is referred for details.  Since 2009, no substantial further exploration work has been undertaken, and the principal activity on the Project has been preparation of the Prefeasibility Study (CAM 2010), and this Technical Report.

The earliest recorded activity in the San Jose de Progreso area dates to the 1850’s when the mines were exploited on a small scale.  By the early 1900’s, a large number of silver and gold-bearing deposits were being exploited in the San Jeronimo Taviche and San Pedro Taviche areas.  Mining activity in the district diminished substantially with the onset of the Mexican Revolution in 1910 and resumed intermittently in the 1920’s.

Mining was re-activated on a small scale in the 1960’s and again in 1980 when the property was worked by Minerales de Oaxaca S.A. de C.V (MIOXSA) until the end of 2006, when the property was purchased by Compañia Minera Cuzcatlán S.A.de C.V. (CMC).  From 1980 through 2004, production came primarily from the 4th and 5th levels of the San Jose mine.  In 2005 and 2006, the 6th level was developed and mined with grades reported at 350 to 500 grams per tonne Ag and 1.8 to 3.5 grams per tonne Au.  The ore was mined primarily from the Bonanza and Trinidad veins with extraction rates of approximately 100 t/d through the Trinidad shaft.  The principal mining method used was shrinkage stoping.  Concentrate grades typically ranged from 9,000 to 12,000 grams per tonne Ag and 100 to 140 grams per tonne Au.  Reliable estimates of the accumulated production are not available.

In 1999, the property was optioned by Pan American Silver and five diamond drill holes totaling 1,094 meters were completed into the San Jose vein system.  Three of the drill holes were located in the vicinity of the Trinidad shaft and two were located along the southern extension of the vein system in the San Ignacio area.  Two of the three drill holes located in the vicinity of the Trinidad shaft intercepted strong silver and gold mineralization over drillhole intervals ranging from 2.7 to 25.6 meters.  The two drill holes located in the San Ignacio area intercepted low to moderate grade Ag-Au mineralization over narrower vein widths.

The following sequence of events regarding the San Jose Project took place between March 10, 2004 and September 14, 2009:
—	March 10, 2004: Continuum Resources Inc. (CNU) agreement with MIOXSA to earn up to 80% interest.

—	November 16, 2005: Fortuna Silver Mines Inc. (FSM) agreement with CNU to earn 70% of CNU interest.

—	September 2006: FSM creates CMC and retains 76% ownership

—	November 2006: CMC Purchases MIOXSA interests and revises FSM (76%) – CNU (24%) Operating Agreement.

—	March 2009: FSM completes acquisition of CNU, resulting in 100% ownership of the San Jose Project.

—	September 14, 2009: CMC completes agreement with Radius Gold Inc. to acquire 60% interest in Reducción Tlacolula 2.

In March of 2006, an initial NI 43-101 compliant technical report was filed summarizing the results of the exploration completed by Continuum and an initial resource estimate was prepared by Independent Mining Consultants (IMC) of Tucson, Arizona.  At a 5 grams-per-tonne Au equivalent cutoff, IMC estimated the 43-101-compliant inferred mineral resource at 527,283 tonnes with a grade of 3.50 grams per tonne Au and 396 grams per tonne Ag (Ray, 2006).

Two subsequent NI 43-101 compliant technical reports were also filed.  The first, prepared by IMC and dated 31 March 2007 (Hester and Ray, 2007), and the second prepared by REI and RMI (Lechner and Earnest, 2009).

7.0	GEOLOGICAL SETTING

Geology of the San Jose Project is well-described by Lechner and Earnest (2009) and is summarized below with a few additions.  CAM’s review of the geology indicates that the descriptions by Lechner and Earnest are fully adequate for guiding exploration and mineral-resource estimation.

7.1	Regional Geology

The San José Project occurs within the “Oaxaca Terrane,” one of a series of structurally-bounded, lithostratigraphic blocks in southern Mexico distinguishable on the basis of different stratigraphy, structural patterns, and tectonic history.  Basement rocks in the vicinity of San José comprise Proterozoic age, amphibolite to granulite facies migmatite and gneiss with local marble and graphite units, suggesting the complex was derived primarily from sedimentary protoliths.  This basement complex is overlain by a sequence of Mesozoic and Tertiary sedimentary and volcanic rocks (Dickenson and Lawton, 2001; Sánchez Rojas, et al, 2003).  To the northwest of San Jeronimo Taviche, the Middle Tertiary volcanics are intruded by granodiorite to diorite stocks reported to be of Pliocene age (Figure 7-1).

Details on the district geology are given in the Monografía Geológico-Minera del Estado de Oaxaca (1996).  Recent reports on the San José property include those by Hester and Ray (2007), Osterman (2004), Chavez (2004a and 2004b), Albert (2005), Marek (2005), and Ray (2005 and 2006).

7.2	Local Geology

7.2.1	Local Geological Setting

Bedrock within the project area is dominated by subhorizontal andesitic to dacitic volcanic and volcaniclastic rocks of middle to late Tertiary age (Figure 7-2).  These units have been significantly displaced along major north- and north-northwest-trending extensional faults with the precious metal mineralization being hosted in zones of high paleo-permeability along the extensional features.  Preferred hosts to the precious metal mineralization include hydrothermal breccias, crackle breccias, and zones of sheeted and stockwork quartz/carbonate veins.

7.2.2	Stratigraphy

Core logging and surface mapping in the San José project area have led to the development of a detailed stratigraphic section of the volcanic and volcaniclastic units (Figure 7-3).

This detailed stratigraphic work defines two distinct rock packages:

—
An upper volcanic sequence characterized by distinct, andesitic to dacitic lava flow units intercalated with thin but laterally extensive horizons of reddish-brown to grayish-brown volcaniclastic rocks (650 to 700 meters thick).  Flow rocks comprise both coherent and autoclastic facies with well preserved volcanic textures indicating both subaerial and subaqueous deposition.  Flow foliations are commonly observed in coherent facies lavas and generally are subhorizontal in orientation.  Well preserved hyaloclastite breccias and in situ hyaloclastites are present throughout the effusive sequence, recording non-explosive fracturing and disintegration of quenched lavas emplaced into subaqueous settings.  The thin reddish-brown to grayish-brown stratified volcaniclastics present at unit boundaries (VCL-10, VCL-20 and VCL-40) and discontinuously within the PAF-30 unit are interpreted to be the re-sedimented fines derived from the hyaloclastite breccias.

—	A lower sequence dominated by pyroclastic deposits, intercalated with stratified volcanogenic sedimentary rocks, and local lava flows (250 to 300 meters thick).

Although gneiss and schist of the Precambrian basement complex outcrop in a crudely north-south belt only three kilometers west of the property, they have not been intercepted in any drill holes at San José.  This supports the existence of a graben or half-graben structural setting, coincident with the epithermal vein array.

7.2.3	Structural Geology

Silver and gold mineralization in the Trinidad deposit is hosted by steeply dipping hydrothermal breccias, crackle breccias and quartz/carbonate veins emplaced along north and north-northwest trending, east-northeast dipping faults.  These brittle, “east side down” faults exhibit dip-slip motion with cumulative displacements of up to 300 meters recorded between the footwall and the hanging wall of the mineralized structural corridor.  They are persistent along the entire strike length of the deposit (Figures 7-4 and 7-5). Favored sites for vein emplacement are dilational zones at high angles to the dominantly dip-slip displacement vectors of the principal extensional faults.

Within the mineralized structural corridor, faults are marked by zones of breccia and gouge seams which were in turn strongly silicified, displaying evidence of repeated brecciation and silicification events.  Northeast-trending, post-mineral cross faults are present and exhibit apparent sinistral displacements.

745000
745100
745200
745300
1500
1400
1300
1200
1.2m @ 549 g/t Ag Eq
4.7m @ 314
2.0m @ 115 g/t Ag Eq
1.5m @ 114
1.0m @ 224
7.4m @ 236
11.5m @ 176
3.0m @ 128
1.2m @ 661
6.3m @ 146
2.3m @ 1157
29.1m @ 1278
6.0m @ 314
2.9m @ 333
11.3m @ 581
20.6m @ 1206
1.0m @ 526
8.1m @ 166
7.7m @ 563
Fault Zone
Lith Qualifier
Crackle Bx
Fault Bx
Hydrothermal Bx
Stockwork
Vein Breccia
Veinlets
Lithology
QV
CV
QV
QCV
HYBX
PAF
PAF-10
VCL
TBX
VCL-10
PAF-20
VCL-20
VCL-21
PA
PA2
VCL-30
PAF-30
VCL-40
PAF-40
VCL-50
LPT
LPT-10
AT
AT-10
LPT-20
PAF-50
AT-20
LPT-30
AT-30
LPT-40
AT-40
LPT-50
Ag Eq g/t
100 - 500
501 - 1000
1001 - 2863
Fortuna Silver Mines Inc.
Trinidad Deposit
S1846850N
San Jose Project
Oaxaca, Mexico

745000
745100
745200
745300
1500
1400
1300
1200
1.5m @ 489 g/t Ag Eq
5.9m @ 935
24.6m @ 260
24.1m @ 174
16.6m @ 424
6.6m @ 240
5,1m @ 1117
7.8m @ 585
3.4m @ 464
1.8m @ 578
Structures
Fault Zone
Lithology Units
QV
CV
QCV
HYBX
PAF
PAF-10
TBX
VCL-10
PAF-20
VCL-20
PA2
VCL-30
PAF-30
VCL-40
PAF-40
LPT
AT
LPT-10
AT-10
LPT-20
Ag Eq g/t
100 - 500
501 - 1000
1001 - 2863
Fortuna Silver Mines Inc.
Trinidad Deposit
S1847125N
San Jose Project
Oaxaca, Mexico

8.0	DEPOSIT TYPES

According to the previous Technical Report (Lechner and Earnest, 2009), the Trinidad Ag/Au deposit at the San José Project has been assigned to the low-sulfidation epithermal deposit classification, based on criteria summarized by Corbett (2002).  Such deposits form in a relatively low temperature, shallow crustal environment characterized by structurally controlled hydrothermal breccias, crackle breccias and quartz-carbonate veins; mineralization is Ag-Au dominated with minor base metal mineralization (Figure 3-6).  Based on review of drill cores and geologic data provided by CMC, CAM is in agreement with this classification, with the following observations:
—	Characteristic alteration assemblage of quartz, adularia, kaolinite, calcite, montmorillonite, and illite/sericite

—	Occurrence of veins in a graben or half-graben setting, in association with a bimodal suite of volcanic rocks

—	Low total sulfide content and a characteristic sulfide assemblage dominated by acanthite – pyrite at shallow levels, transitional to the assemblage argentite – galena – sphalerite – pyrite at depth

—	Textures characteristic of boiling hydrothermal fluids, including bladed calcite and quartz after calcite

—	Accessory fluorite and amethyst

Mineralization at San José is similar to the Fresnillo Ag deposit in Zacatecas, Mexico and to precious metal deposits located in the Altiplano Province of Southern Peru (Caylloma, Arcata, and Pallancata deposits).  Relevant geologic characteristics of the Trinidad deposit are summarized in Table 8-1.

Table 8-1 Trinidad Deposit Characteristics
Deposit Type	Rift low sulfidation adularia-sericite epithermal deposit
Regional Tectonic Setting	Extensional continental margin-arc terrain
Local Tectonic Setting	Extensional fault system with + 300m normal offset
Host Rocks	Andesitic to dacitic subaerial and subaqueous lava flows
Host Rock Age	Oligocene to Pliocene
Deposit Style	Quartz-carbonate veins, hydrothermal breccias, crackle breccias, sheeted and stockworked vein zones
Regional Alteration	Regional propylitic alteration (chlorite > epidote)
Deposit-scale Alteration	Narrow argillic (illite and illite-smectite) alteration halos +/- Fe-bearing carbonates
Main Metals	Ag, Au
Minor Metals	Zn, Pb, Cu, Sb
Main Sulfide Species	Pyrite, Acanthite (Argentite), Low FeS Sphalerite, Galena, Chalcopyrite
Gold-bearing Species	Silver-rich Electrum
Ag/Au Ratio	Approximately 100
Gangue Minerals	Quartz, Calcite, Fe-carbonates, Mn-Silicates and -Carbonates
Deposit Type Examples	Fresnillo, Mx; Altiplano Province of Southern Peru (Caylloma, Areata, Pallancata)

9.0	MINERALIZATION

This section is taken largely from Lechner and Earnest (2009), who very adequately described the mineralization at San Jose.

9.1	General Nature of Mineralization

Precious metal mineralization at San José is hosted by hydrothermal breccias, crackle breccias, and zones of sheeted and stockwork quartz/carbonate veins emplaced along steeply dipping north and north-northwest trending fault structures.  The mineralized structural corridor extends for greater than three kilometers in a north-south direction (Figure 3-2) and has been subdivided into the Trinidad deposit area, located between 1846600N and 1847300N, and the San Ignacio area, located between 1845000N and 1846600N.  The mineral resource and reserve estimates reported on in this technical report are located in the Trinidad deposit area.

The major vein systems recognized in the Trinidad deposit area are the Trinidad, Fortuna and the Bonanza structures (Figure 9-1).  In addition, a prominent zone of mineralized sheeted and stockwork quartz/carbonate veins has been identified in the zone between the Trinidad and Bonanza vein systems (Figure 9-1).  A 3-dimensional model of the vein systems is presented in Figure 9-2.  To-date, drilling has defined the Trinidad and Bonanza vein systems over a strike length of approximately 700 meters and to depths of approximately 500 meters below surface (to an elevation of approximately 1050 meters).

9.2	Trinidad Vein System

The Trinidad vein system occupies the footwall fault zone to the structural corridor that hosts the mineralized vein systems at San José.  Veins strike 355 degrees and dip between 70 and 80 degrees to the east-northeast.  The vein system ranges from less than 1 to over 15 meters in true width with greater widths generally coincident with zones of higher grade mineralization; fault gouge seams are commonplace at the footwall and hanging wall vein contacts.  Significant portions of the Trinidad vein system are characterized by early black matrix silicified fault breccias with only trace to weak mineralization, with better grades confined to specific ore shoots.  Higher grade precious metal zones in the Trinidad vein system range up to approximately 1300 grams per tonne AgEq across the width of the vein (Figure 9-3).  Combined Cu + Pb + Zn values are generally less than one percent but locally higher values are present (Figure 9-4).  At approximately 1100 meters elevation in the central portion of the Trinidad deposit, four drill holes have intercepted higher grade base metal mineralization with combined Cu + Pb + Zn values ranging to 21.6 percent across the width of the mineralized vein.

The Trinidad hanging wall splays (1 thru 5), and the Trinidad footwall veins, are considered to be part of the Trinidad vein system.

9.3	Fortuna Vein System

Contrary to the other vein systems present in the Trinidad deposit, the Fortuna vein system strikes north-south and dips steeply to the west (see Figures 9-1 and 9-2).  The Fortuna vein has been extensively mined on levels 2, 3 and 4 of the historic mine workings with vein widths ranging from 2 to approximately 5 meters in true width.

9.4	Bonanza Vein System

The Bonanza vein system lies within the hanging wall to the structural corridor hosting the mineralized vein systems in the Trinidad deposit.  The Bonanza vein system generally strikes 350 degrees and dips steeply to the east and includes the Bonanza Vein, the Paloma Vein and the Bonanza hanging wall splay veins (Figures 9-1 and 9-2).

Fortuna Silver Mines Inc.
Trinidad Deposit
S1846925N
San Jose Project
Oaxaca, Mexico
745100
745200
745300
1500
1400
1300
1200
20.9m @ 872 g/t Ag Eq
19.3m @ 104
10.8m @ 320
8.2m @ 297
3.8m @ 525
7.2m @ 957
3.6m @ 384
7.6m @ 581
23.9m @ 347
6.3m @ 867
17.4m @ 181
4.2m @ 351
3.0m @ 413
5.2m @ 603
8.0m @ 965
4.5m @ 143 g/t Ag Eq
2.6m @ 1450
4.6m @ 191
6.8m @ 763
6.6m @ 119
11.4m @ 584
40.3m @ 631
24.3m @ 1407
SWK
Zone
Mineralized Structures
Bhws-3a
Bhws-3
Bhws-4
Bhws-5
Bv
Pv
Fv
Tv
Ag Eq g/t
100 - 500
501 - 1000
1001 - 2883

Figure 9-1
Mineralized structures, S1846850N, Trinidad deposit
(Tv = Trinidad Vein, Fv = Fortuna Vein, Pv = Paloma Vein, Bv = Bonanza Vein, Bhws = Bonanza hanging wall splay

Mineralization within the Bonanza vein occurs as shoots plunging shallowly to the NNW, reflecting the dominant dip slip movement of the controlling fault structures (Figure 9-5).  The upper shoot is well defined by the closely spaced infill drilling extending to approximately 1300 meters elevation.  A lower shoot present at approximately 1,200 meters elevation is less well defined due to the wider spacing of the drilling in the deeper portions of the vein system.  Combined Cu + Pb + Zn values for the Bonanza vein range from negligible in the upper portions of the vein to approximately 0.1 to 0.5 percent at depth (Figure 9-6).

9.5	Stockwork Vein Mineralization

At an elevation of approximately 1,200 meters in the central portion of the Trinidad deposit, mineralized quartz/carbonate vein stockworks and sheeted veins are present within a tensional zone bridging the gap between the Trinidad and Bonanza structures (Figure 9-2).

9.6	Mineralogy

The mineral assemblages present in the Trinidad deposit and their parageneses are summarized in Figure 9-7.  Acanthite and silver-rich electrum are the primary silver- and gold-bearing minerals. These, along with pyrite, are discontinuously interlayered with distinctively banded crustiform-colloform textured quartz, calcite and locally adularia.  Figure 9-8 illustrates acanthite-rich bands (black) within hydrothermal breccia: 1040 grams per tonne (g/t) Ag, 29.2 g/t Au, 52 ppm Cu, 33 ppm Pb, and 110 ppm Zn (image from Lechner and Earnest, 2009).  Classic ginguro textures are present locally in the mineralized quartz/carbonate veins and hydrothermal breccias with a close spatial and genetic association between acanthite, and silver- and gold-bearing electrum.  (Ginguro refers to an aggregate consisting of electrum, silver minerals and common sulfide minerals (sphalerite, galena, pyrite, chalcopyrite, etc in bands alternating with fine-grained quartz bands.)  Figure 9-9 shows a polished thin section from drillhole SJO-183 at 187.3m depth, Paloma Vein.  Associated interval assayed 5,350 g/t Ag, 28.4 g/t Au, 316 ppm Cu, 387 ppm Pb, and 450 ppm Zn (Ac=acanthite; Au = electrum) image from Lechner and Earnest (2009)).  Total sulfide content is low (less than 1 to 5 percent) in the upper portion of the deposit, transitional to somewhat higher sulfide contents at depth with the gradual appearance of the base metal sulfides low iron sphalerite, galena and chalcopyrite.

Principal gangue minerals are quartz and calcite, locally accompanied by Fe- or Fe/Mg-bearing carbonates.  Amethyst and chalcedonic quartz are commonly present as late infillings of the veins and hydrothermal breccias.  Pale greenish colored fluorite is present locally as vein and breccia infillings.

Hydrothermal alteration comprises regional propylitic alteration of the volcanic host rocks grading to proximal alteration zones consisting of quartz, illite, illite/smectite, Fe-carbonate and pyrite.  A variety of breccia types occur, typically in a consistent sequence which reflects early brittle faulting, followed by sequential hydrothermal events, and culminating in vein formation.  This results in a characteristic sequence of rock types which is more or less symmetrical around vein intercepts:

Propylitic andesite > tectonic breccia > crackle breccia > hydrothermal breccia | vein | < hydrothermal breccia < crackle breccia < tectonic breccia < propylitic andesite

Iron-carbonate alteration of andesite and andesite rock fragments increases in intensity toward veins, as does the extent of clay alteration (sericite/illite plus or minus kaolin).  Swelling clays have been noted replacing igneous feldspar in numerous intervals in both hangingwall and footwall settings; their occurrence has been carefully documented due to possible adverse affects on ground conditions during mining.

Visually intense wall rock alteration in drill cores is proportional to the overall width of the vein intercepts, but is in any case limited to only a few meters from main vein selvages.

MINERAL
VOLCANIC STAGE
PRE - ORE STAGE
ORE STAGE
POST - ORE STAGE
QUARTZ
EPIDOTE
CHLORITE
PYRITE
HEMATITE
CALCITE
Fe-CARBONATES
SPHALERITE
GALENA
CHALCOPYRITE
ACANTHITE
ELECTRUM
BARYTE
FLUORITE
CHABAZITE

Figure 9-7
Mineral Paragenesis of Trinidad Deposit

Figure 9-8
Core photograph – drill hole SJO-175

10.0	EXPLORATION

10.1	Exploration Background

Exploration programs at San Jose were described in some detail by Lechner and Earnest (2009, their sections 6 and 10), to which the reader is referred.  This report summarizes briefly only the 2006 and later exploration by Fortuna and its subsidiary Cuzcatlán.

The bulk of exploration by Fortuna at San José has aimed first at extending mineralization along strike of, and beneath, areas of historic underground production and, second, infill drilling to upgrade resources.  Based on this exploration history, the presence of outcropping veins, together with systematic soil and rock chip sampling, are likely to prove the most effective regional prospecting tools.  Geophysical techniques have been tested on a trial basis, but have not proved to be of use in the direct detection of mineralized structures.

Results through early 2009 were reported by Lechner and Earnest (2009) and were used by them for resource estimation in 2009.  No subsequent drilling has occurred on the property.

10.2	Exploration in 2006

During 2006, 37 surface diamond drill holes were completed, totaling 11,874 meters; 24 of the drill holes being located in the Trinidad zone and 13 of the drill holes being located in the San Ignacio area.  This program of work confirmed the presence of potentially commercial grades of Ag-Au mineralization in the vicinities of both San Ignacio and Trinidad shaft workings, and allowed for completion of an initial resource model.  In March of 2007, an updated NI 43-101 compliant resource estimate was filed on SEDAR (Hester and Ray, 2007).  At a 150 g/t Ag Equivalent cutoff, Indicated Resources were estimated at 1.47 million tonnes averaging 262.6 g/t Ag and 2.19 g/t Au and Inferred Resources were estimated at 3.9 million tonnes averaging 260.6 g/t Ag and 2.57 g/t Au.

10.3	Exploration in 2007

During 2007, CMC completed 66 diamond drill holes totaling 26,586 meters in the San José Project area.  Forty-three of the drill holes totaling 17,676 meters were located in the Trinidad deposit area and twenty-three drill holes totaling 8,910 meters were located in the San Ignacio area.  Drilling in the Trinidad area continued to confirm the potential of the deposit and further expanded the mineralization along strike to the south and to depth.  Three-dimensional modeling and preliminary resource classification studies of the drilling results in the Trinidad deposit area indicated that additional infill drilling would be required in order to permit conversion of the inferred resources to the indicated resource classification.

10.4	Exploration in 2008-2009

Based on the combined results of the drilling completed in the Trinidad deposit area through 2007 and on the results of preliminary resource classification studies, an infill drill program was designed and carried out to permit conversion of a majority of the inferred resources above the 1300 meter elevation to the indicated resource classification.  During 2008 and early 2009, CMC completed a total of 113 drill holes totaling 32,926 meters with a majority of the drilling being directed towards the upper portions of the deposit.  The results of the infill drilling confirmed the presence of high grade Ag-Au mineralization in the Trinidad deposit area and led to the development of refined geologic and mineralization models of the deposit.  All work was supervised directly by CMC/Fortuna.

It is CAM’s view that the 2008-2009 campaign was successful in making substantive enhancements to deposit understanding, and provides correspondingly greater confidence going forward to the stage of mine planning.

10.5	Exploration Potential

10.5.1	Exploration Model

Epithermal-style alteration and mineralization are widespread within the middle to late Tertiary volcanic package exposed throughout the central portion of the state of Oaxaca and presumably relate to a period of continental extension and thinning.  Host structures to the mineralization at San Jose are normal faults and subsidiary structural features common to extension-related, pull-apart basins (Figure 10-1).

10.5.2	Exploration Potential within the Resource Area

With reference to figures 3.10 and 3.12, it is apparent that mineralization within the Trinidad and Bonanza vein systems is open at depth and potentially along strike as well.  Although base metal sulfide contents increase with increasing depth (figures 3.11 and 3.13), gold and silver contents remain at potentially commercial concentrations.  Additional drilling is strongly recommended in order to fully delimit this deeper mineralization.  Because of the increase in base metal sulfides at depth, further metallurgical testwork will be required to determine potential recoveries and optimum processing options.

10.5.3	Exploration Potential within the San José Deposit Area

Historic exploration drilling of the adjacent San Ignacio mine area has intersected erratic but locally ore grade silver-gold mineralization.  The San Ignacio headframe is located less than 500 meters south of the southern end of the Trinidad mineral resource area and delineation of mineable reserves would create potential opportunities for shared surface infrastructure and underground primary development access (shafts and ramps).  CAM recommends that Fortuna carefully review historic drill results from the San Ignacio area with the objective of planning a further drill campaign in search of more continuous and higher grade precious metals mineralization.

10.5.4	Exploration Potential within the Greater Taviche Mining District Properties

In addition to detailed exploration within the San José mine area, CMC have assembled a significant exploration database covering their large, regional property position.  Figures 10-2 and 10-3 are summary maps showing results of stream sediment sampling and soil sampling throughout the concession areas, undertaken by CMC.  CAM believes that widespread gold stream sediment anomalies and coincident gold-arsenic soil sample anomalies provide quality grassroots exploration opportunities which should be pursued by CMC on a priority basis.  Viable targets include low sulfidation epithermal veins and breccias similar to the San José deposit and broad zones of jasperoid (silica replacement of Cretaceous carbonates) underlying the Tertiary volcanic rocks.

Ocotlan de Morelos
San Jacinto Este
Santa Catarina
Minas Norte
San Jacinto
VI
VIII
San Dionisio
Praxedis Norte
VII
San Jose Project
IV
Taviche
El Toro
V
I
II
III
Legend
Sediment Au (ppb)
Mining Concessions
CUZCATLAN
PANAMERICAN
AUREA
OTHERS
CUZCATLAN APPLICATIONS
Cia Minera Cuzcatlán S.A de C.V
Gold in ppb
Stream Sediments Sampling
San Jose Project
Oaxaca, México
August 2009

740000
750000
760000
N
Ocotlan de Morelos
Taviche District
San Jose Project
Legend
Qal
TemTA-A: Andesitic Tuff
Kacs Cz-Do: Fm Teposcolula
Tpl(?) Gr-D: Granite - Diorita
Alteration Zones
Mining Concessions
CUZCATLAN
PANAMERICAN
AUREA
OTHERS
CUZCATLAN APPLICATIONS
Soil Sampling
Au in ppb
< 5
5 - 30
30 - 100
100 - 300
300 - 1000
> 1000
0
3
6
Kms
Cia Minera Cuzcatlán S.A de C.V
Soil Sampling Program
San Jose Project
Oaxaca, México
August 2009

Figure 10-3
Gold-in-Soil Anomalies

11.0	DRILLING

11.1	Drilling Totals

Drilling at the San Jose Project is described and tabulated in 43-101-compliant Technical Reports by Hester and Ray (2007, Appendix A), and by Lechner and Ray (2009, Appendix 1), and is not repeated in full here.

Drilling at the project has successfully located mineralized material which has been subsequently classed as mineral resources and mineral reserves.

A total of 236 drillholes totaling 77,356 meters have been completed in the San José project area with the drilling being primarily concentrated in the Trinidad area, as summarized in Table 11-1.  Wide-spaced exploration drilling has also been completed in the San Ignacio area along the southern extension of the structurally controlled mineralized corridor.  All of the drilling was done by diamond coring methods with the exception of 1,065 meters of reverse circulation pre-collars in six of the 236 diamond drill holes.

Table 11-1 Drilling at the San Jose Project
Company	Years	Trinidad area		San Ignacio area
		Drillholes	Meters	Drillholes	Meters
Pan American	2001	3	851.50	2	242.00
Continuum	2004-2005	13	4,369.70	2	506.85
Fortuna	2006	24	8,084.10	13	3,790.3
CMC	2007	43	17,675.85	23	8,910.20
CMC	2008-2009	113	32,925.50	0	0.00
TOTALS	all	196	63,906.65	40	13,449.35

A total of 196 diamond core holes totaling 63,906.65 meters were drilled in the Trinidad deposit area with the majority of the holes being drilled from the east to the west to cross-cut the steeply east-dipping mineralized zone at high angles.

All of the drilling completed in the project area was carried out by contract drilling service companies.

Core recovery for the drilling at San José project area averages over 97 percent, and is independent of core size.  Core recovery within the mineralized zones is generally high due to the association of silicification and carbonate alteration with ore-forming processes.  CAM’s examination of the core confirmed the overall excellent core recovery, and that in general it does not appear that zones of poor rock quality will adversely affect external dilution or ground stability during future mining.

Because the mineralized veins that comprise the San José deposit dip steeply, the drilling in the Trinidad and Bonanza veins intersects the structures at varying angles.  True widths have not been calculated for individual mineralized intercepts in each veins, because the actual vein contacts are used to construct the three-dimensional vein solids used for the mineral resource estimation. Thus, no exaggeration of the true width of the mineralization occurred during estimation of the mineral resources.

11.2	Drillhole Locations

Drillhole collars were surveyed using differential GPS and total station survey instruments.  At the time of their first site visit, REI was made aware of a plus 1.3-metre elevation discrepancy between the digital topographic data generated by a commercial topographic survey contractor based in Mexico City and the drill hole collar surveys conducted using the ground-based survey instruments.  Subsequent checking during the second site visit determined that the ground-based surveys are correct.  This issue was resolved in the digital elevation model on December 21, 2009.

Random field checks by REI of drill hole collar locations during their site visits revealed that most drill hole collars have collar monuments that consist of small concrete pads surrounding the actual drill hole collar casing.  The drill hole numbers are clearly marked in the concrete, along with the azimuth, inclination, total depth of the hole, and month drilled.

Drillhole locations are shown on Figure 11-1.

11.3	Downhole Surveys

Nearly all holes have downhole survey data that were generated by Flexit® downhole survey tools.  The tools were operated by the contract diamond drill crews, who took survey measurements every 50 meters downhole.  A manual procedure was utilized for recording the raw data for each downhole survey shot on the daily driller’s report.  The project geologists then used the driller’s reports to enter the raw survey data by hand into the electronic Access® database.

In REI’s opinion, the Flexit® downhole survey tool provides acceptable survey data for accurate plotting of drillhole traces and mineralized intercepts in the Trinidad deposit.  REI recommended that for future drilling programs the Flexit® downhole survey data be transferred electronically to the drillhole database, thereby eliminating the chance for transcription errors associated with the practice of manual recording of the data.

745000
745500
746000
N
1847000
1846500
1846000
1845500
Trinidad Area
TRINIDAD
EL HIGO
San Ignacio North
SAN IGNACIO
EL TORO
San Ignacio South
Legend
Bar Plot Ag Eq
Surface Outcrop of Vein
Shaft
DH Collar
DH Trace
0
125
250
500
Mts
Cia Minera Cuzcatlán S.A de C.V
Drill Hole Location Map
Trinidad-San Ignacio Zones
Showing Spatial Concentrations
of Silver Equivalent Values (Ag Eq)
San Jose Project
Oaxaca, México
Datum: NAD27, UTM Zone 14N
August 2009

Figure 11-1
Drill Hole Locations

12.0	SAMPLING METHOD AND APPROACH

This discussion is taken mainly from Lechner and Earnest (2009). Ninety-two percent of the samples utilized for estimation of silver and gold mineral resources in the Trinidad deposit were taken from diamond drill core, as mentioned in Section 11 of this report. The remaining eight percent of assayed samples were collected by channel sampling of underground mine workings.

A selection of relevant sample results are in the 2009 Technical Report (Lechner and Earnest, 2009, their Appendix 1).

CAM opines that the core and channel collected are representative of the Trinidad deposit and do not present recovery issues that could materially bias or otherwise affect the mineral resource estimates.

12.1	Drillhole Samples

Following delivery of the core from the drill machines to the core warehouse facility, the core boxes were laid out in consecutive order and the correct placement of the drill core in the boxes, the marking of the drill runs, and the labeling of the core boxes were verified.  Core recovery was determined by measuring the actual length of core recovered for each drill run.  Rock quality designation (“RQD”) measurements were subsequently recorded for each drill run interval by determining the sum of the lengths of whole core pieces that are equal to or greater than 10 centimeters in length, disregarding mechanical breaks.  The drill core was then systematically logged with respect to lithology, alteration, structure, veining, oxidation and mineralization, and measurements were taken of the orientation of structural features relative to the longitudinal axis of the drill core.

Based on the systematic geologic logging of the drill core, the geologist responsible for logging of the drill hole marked the drill core with respect to the intervals to be sampled.  Lithologic and alteration boundaries and variations in mineralization were taken into consideration in establishing the sample intervals.  Sample interval limits were marked directly on the core perpendicular to the core axis and a cut line was marked longitudinally on the core as a precaution to ensure that the core would be split (sawn) at oblique angles to dominant planar features in the core.  Sequential sample numbers were assigned to the sample intervals and the sample numbers were marked on the core box in a uniform and unequivocal manner.  Before sawing and sampling, the core was systematically photographed in natural light.  Following completion of the core photography, the core was split by diamond sawing.

Drill core sample intervals were not a constant length, but rather were dependent on geologic factors, and not on any pre-conceived widths related to a particular mining method.  The samples generally range between 1 and 2 meters in length, averaging 1.47 meters for the drilling completed to-date in the San José

project area.  The sample lengths are sufficiently short so that the data generated by analysis of these samples will be valid for whatever underground mining method is eventually chosen.

CAM considers that the spacing of the drillhole intercepts in the Bonanza and Trinidad veins above the 1200 meters elevation is acceptable for the estimation of indicated mineral resources.

12.2	Channel Samples

In addition to the core samples, channel samples were cut from the drift backs and cross-cut ribs of the existing Fortuna, Trinidad and Bonanza underground workings above the 1,400-meter elevation.  The channel samples are contained within a 150-meter (along strike) by 100-meter (vertical) area in the uppermost central portion of the larger area covered by drilling.

At the time of CAM’s site visit, the underground workings were inaccessible, so CAM was unable to verify any of the channel sample locations or the quality of these samples.  Channel sample lengths were dependent on geology, and generally ranged between 0.5 and 1.2 meters, averaging 0.86 meters.

Spatially-paired core and underground channel samples were examined for potential biases, and the two sample types compared reasonably well. Lechner and Earnest (2009) concluded that the underground channel samples were suitable for use in local grade estimation.  It must be noted that the influence of the channel samples was diminished significantly when all of the vein material above the 1,450-meter elevation was excluded from the mineral resource estimate that is the subject of the San José Report.  This was done because of the significant degree of uncertainty associated with the estimation of the existing voids in the underground workings.  Because of this removal of vein material, the influence of the underground channel samples remaining between the 1,400 and 1,450-meter elevations that were used in the mineral resource estimate is not material.

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

These procedures are described in the Technical Report by Lechner and Earnest (2009). Since no additional sampling or assaying for resource estimation was conducted subsequently, the reader is referred to Lechner and Earnest (2009, Section 13) for details.

All samples were prepared and analyzed by ALS Chemex as the primary laboratory for the San José project.  ALS Chemex’s facilities in Guadalajara, Jalisco, Mexico and in Vancouver, British Columbia are ISO 9001:2000 certified.  Check assays were carried out at Inspectorate America, the project’s secondary laboratory located in Sparks, Nevada.  An uninterrupted sample chain of custody was maintained between the drill rigs and the assay laboratory.  All sample handling, preparation and security procedures are detailed in the San José Project Procedure & Protocol Manual.

Assaying at the ALS Chemex facility in Vancouver included commercial standard reference samples, blanks, coarse-reject duplicates, assay-pulp duplicates, and check assays (at Inspectorate America in Sparks, Nevada).  Analysis of the QA/QC results by Lechner and Earnest (2009) indicated no significant problems, although they did recommend using a different source of blank material.  CAM agrees with the Lechner and Earnest conclusions.

No employee, officer, director or associate of CMC was involved with the actual preparation or assaying of the samples.

In CAM's opinion, the sample handling, sample-preparation, and assaying procedures were appropriate for a resource-estimation database.

14.0	DATA VERIFICATION

Lechner and Earnest (2009, their Section 14), undertook verification steps on the drillhole and channel samples. They concluded that the data are suitable for used in mineral resource estimation, an opinion shared by CAM.

15.0	ADJACENT PROPERTIES

All the samples used in estimation of mineral resources and reserves are from the San Jose property, and all the resources and reserves disclosed in this report are located within the property.

No historical resources or reserves are discussed in this report.

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Numerous mineral processing tests have been carried out, showing that marketable concentrates can be produced from San Jose ores. Results of the tests are discussed in Section 19 of this report, which summarizes the Prefeasibility Study (CAM, 2010).

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Mineral Resource Estimate

This section of this report makes extensive reference to the work performed by Lechner and Earnest (2009). Resource estimation was undertaken by Michael Lechner, whose qualifications are set forth in the 2009 Technical Report. CAM opines that the grade estimation and classification procedures are reasonable, and that mineral resources defined by Lechner and Earnest (2009) are acceptable as a basis for a pre-feasibility study.

The mineral Resources and Reserves in the Lechner and Earnest estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on Dec 11, 2005.

17.1.1	Sample Data

Fortuna personnel provided RMI with various drill hole and underground channel sample information for the San José Project.  The data were exported from Fortuna's Microsoft Access® database as both Excel spreadsheets and ASCII text files.  These data consisted of collar locations, downhole surveys, assays, and various geologic data.  RMI performed basic data validations and then imported the data into MineSight®.

Table 17-1 summarizes the number of diamond drill holes and underground channel samples that were used to develop the mineral resource that is the subject of this report.  Only a portion of the nearly 66,000 meters of data shown in the following table were assayed.

Table 17-1 San José Data Summary
Sample Type	Count	Meters	% of Total
Diamond Core	196	63,906.65	97
UG Channel	908	1,682.04	3
Grand Total	1,104	65,885.69	100

In terms of drillhole count and length this is consistent with the database provided to CAM.  CAM has found that statistical methods which flag anomalous values are a good indicator of overall database quality.  The standard CAM check procedure was run on the provided database and only two possibly anomalous downhole surveys were found.  Even if these anomalies are actually errors they would have no effect on the overall resource estimate.  CAM did note in 11 cases where depending upon how the hole is desurveyed (downhole distance, azimuth and dip are converted to XYZ), the maximum difference in XYZ location could be more than 10 m.  This might have some local impact during mining but would not affect the global resource estimate.  All of these items, which have negligible impact on the global resource, were reported to CMC for review.

17.1.2	Geologic Data

The primary geologic data that were used for estimating mineral resources for the San José project were a series of three dimensional vein wireframes that were constructed by Fortuna personnel using DataMine® software.  The vein wireframes were constructed using a silver equivalent cutoff grade of 50 g/t along with logged lithologic/vein information.  The interpretation was initially completed on east-west cross sections using a spacing of 25 meters.  These interpretations were used as a guide to form 3-dimensional wireframe solids using DataMine software.

RMI imported the DataMine® wireframes into MineSight® and performed various validations.  The wireframes were ultimately found to be mathematically correct with no openings or overlapping triangles.  The wireframes were compared with the logged drill hole vein codes.  Minor differences between the two software packages (DataMine® and MineSight®) required some manual re-coding of the drill hole vein codes.  Volumetrically, the wireframes were found to be nearly identical by the two software packages.  RMI used the wireframes to code model blocks with both an integer value for each unique vein along with the percentage of each block contained inside of the wireframe solids.

17.1.3	Topography

RMI constructed a three dimensional topographic surface using XYZ points from a 1-metre grid that were extracted from Fortuna's Access database.  These topographic grid points were obtained as DEM data from an aerial survey contractor.

None of the veins that were modeled by RMI are exposed at surface, so there are no issues regarding the volumetric tabulation of resources that could be affected by any uncertainty related to topography.  All drillhole collars are considered to be correctly located relative to one another so the construction of the vein wireframes was not compromised.

17.1.4	Bulk Density

Bulk density determinations were performed by ALS Chemex's Vancouver, British Columbia facility using drill core samples.  The ALS Chemex specific gravity procedure OA-GRA08a was completed on

848 samples.  This procedure consists of weighing paraffin coated core samples in air and water and making a simple calculation.

The average bulk density of the 480 vein samples was 2.62 while the 368 non-vein samples averaged 2.61 g/cm3.  RMI elected to use a constant bulk density value of 2.61 grams per cubic centimeter for all materials in tabulating mineral resource tonnage.

17.1.5	Underground Workings

Fortuna provided RMI with two wireframes which represent historical mining and the current ongoing ramp that is being developed.  The historical mining wireframe contains the shaft, drifts, cross-cuts and stopes that were defined by cavity monitor surveying.  The historical mining wireframe has a volume of approximately 32,500 cubic meters representing about 85,000 tonnes.  The current ramp wireframe has a volume of about 29,700 cubic meters or about 77,500 tonnes.

RMI used the two wireframes to assign the percentage of each block contained within the mined volume.  Fortuna recognizes that the historical mining wireframe does not account for all of the past mining activities since access to certain areas was not feasible.  The percentage of the vein wireframes located above the 1,450-meter elevation was set to zero to account for the uncertainty of material actually remaining above that elevation.

17.1.6	Assay Statistics

Basic silver and gold statistics were calculated from the raw assay data by a variety of attributes.  The gold and silver assays reveal high coefficient of variations (4.33 and 4.92) which is typical of epithermal deposits.  The data from Continuum (12 percent of assayed data) and from Pan American (less than 1 percent of assayed data) show higher silver and gold grades than the Fortuna programs because those drilling campaigns targeted the known high-grade portion of the deposit.

About 90 percent of the silver and gold assay data were obtained from HQ and NQ size diamond core.  The mean silver and gold grades derived from those sampling methods are remarkably similar.  About 2 percent of the assayed data was obtained from smaller BQ size core which was required when hole conditions deteriorated.  The mean grades from the BQ core are higher than those from the larger diameter core but the author does not consider this to be a material issue given the small amount of those data and the fact that those intervals tended to be located within mineralized veins.  The remaining 8 percent of the assayed data was obtained from underground channel chip sampling campaigns.  The silver and gold channel sample grades are appreciably higher than the core hole data.  The reasons for this apparent bias are that 1) the channel samples were collected from exposed vein material in the underground workings and 2) the core hole data sampled not only vein material but also long intervals of barren/weakly mineralized hanging wall and footwall lithologies.  To check for potential biases, the underground channel samples were spatially paired with nearby diamond drill hole samples so that grades and coefficients of variation could be calculated.  A maximum separation distance between the two sampling methods of 25 meters was used in order to obtain a reasonable number of sample pairs.

In the author's opinion, the noted 10 percent difference in silver grade between the two sampling methods is not unusual given the fact that epithermal deposits typically show erratically distributed grades and high-grade outliers.  There was an excellent comparison of gold grades.  The diamond core hole samples showed higher coefficients of variation probably because they tended to sample more barren zones along vein contacts than the channel samples which were visually concentrated on vein structures.

The highest mean silver grades are found in the Fortuna vein while the highest average gold grades are found in the Bonanza vein.  However, the greatest concentration of contained silver and gold metal based on grade-times-thickness products (“Grd-Thk”) is found in the Bonanza vein.  About 57 and 64 percent of the contained silver and gold metal respectively is found in the Bonanza vein.

17.1.7	Grade Capping

High-grade outliers can present problems in estimating mineral resources.  While the high-grade assays may be real, and are often supported by multiple check assays, their area of influence is often very limited.  For this reason high-grade outliers are typically "capped" or cut in an attempt to minimize the potential for over-estimating contained metal.

RMI used two methods to identify outliers - cumulative probability plots and decile analysis.  The raw assays were transformed using the cumulative normal distribution theory so that the outliers at the upper end of the tail could be more easily visualized.

The silver and gold assays were sorted into deciles/percentiles so that various statistics could be calculated.

The data show that about 55 percent of the silver metal based on grade times-thickness products is contained in 10 percent of the samples.  Furthermore, 15.5 percent of the metal is contained in one percent of the samples.

The data also shows that about 57 percent of the gold metal based on grade times-thickness products is contained in 10 percent of the samples.  Furthermore, about 18 percent of the metal is contained in one percent of the samples. Based on the cumulative probability plots and decile/percentile distributions RMI elected to cap silver and gold raw assays at 4000 g/t and 20 g/t, respectively.

Cumulative probability plots were used to analyze high-grade outliers for copper, lead, and zinc.  These metals were estimated but are not anticipated to be recovered.  However, they may provide a guide to helping to estimate final silver and gold recoveries.

Sixteen raw silver assay samples were capped at 4000 g/t which nominally reduced the mean silver grade and coefficient of variation (“CV”) with an apparent metal loss of about 2 percent.

CAM concurs with capping at 4000 g/t for the global resource, but found some outliers based on the cumulative frequency plot for specific veins (e.g. Vein 60 as shown below).

CAM agrees that for the global resource the capping applied by RMI is appropriate but recommends that cap grades on a vein by vein basis be reviewed before final mine planning is done.

Fifty-one raw gold assay samples were capped at 20 g/t which moderately reduced the mean gold grade and CV with an apparent metal loss of about 7 percent.

In addition to capping high-grade outlier assays, drill hole composites above certain thresholds were limited in how far they could be projected.  Bonanza vein silver composites in excess of 2,500 g/t were limited to a maximum projection distance of three meters.  Paloma and Fortuna silver composites in excess of 2,000 g/t were limited to a maximum projection distance of three meters.  Paloma gold composites in excess of 6 g/t were limited to a maximum projection distance of 10 meters.

17.1.8	Compositing

The raw drill hole assays were composited into two-meter-long fixed lengths.  This length was chosen based on the original assay lengths, average vein widths, and reasonable minimum mining widths.  REI tabulated the number of meters of logged drill hole intervals contained in vein material by sample length.  The average silver equivalent grade (“AgEq”) is seen to decrease with increased sample length.

About 80 percent of the original assay intervals were in the range of one to two meters in length.  Only two percent of the original samples were less than one meter in length and one percent was greater than two meters in length.

The raw uncapped assays along with capped assays were composited.  The XYZ coordinates for the start, middle, and end of each two-meter-long composite were calculated and stored.

17.1.9	Variography

Down-hole silver and gold correlograms were generated for the Bonanza and Trinidad veins using capped assay intervals to establish the nugget effect for each metal.  The silver downhole correlograms for both veins showed ranges of about 11 meters and nugget effects ranging between 0.10 (Trinidad) and 0.20 (Bonanza).  The gold downhole correlograms showed ranges of eight meters (Bonanza) and 12 meters (Trinidad).

Directional gold and silver correlograms were generated for both the Bonanza and Trinidad veins using two-meter-long composites based on capped assays with Sage2001®, a well recognized commercial software package.  Correlograms were developed at a variety of vectors (30 degree increments in both plan and section) and then modeled using Sage2001’s auto-fit function.

Maximum ranges for silver and gold were found to be along the strike direction and the down-dip direction of the veins.  The shortest ranges were found to be perpendicular to the strike of the veins.

17.1.10	Block Model Setup

RMI created a three dimensional block model using MineSight® software.  A block size of 2 meters by 2 meters by 2 meters was selected.  This block size was thought to be suitable given the average widths of the principal veins, potential minimum mining widths, and the use of vein percents.  The referenced NI 43-101, December 10, 2009 technical report summarizes the model limits.

The percentage of each block below the topographic surface was calculated and stored in the model.  The percentage of underground mining was also calculated and stored in the model.  The percentage of each vein wireframe was calculated and stored in the model along with unique integer codes to identify each of the 16 modeled veins.  A variety of other attributes (estimated and assigned) was also modeled and are summarized in the reference technical report.

17.1.11	Grade Estimation

Block silver and gold grades were estimated using inverse distance and nearest neighbor estimation methods.  In lieu of using traditional search ellipses, RMI used a dynamic anisotropy method for selecting eligible composites to estimate the block grades.  This method recognizes that precious metal mineralization often is concentrated along vein contacts and typically forms lensoidal shoots particularly where there is a change in either strike or dip of the vein.  Prior to estimating metal grades, the perpendicular distance between each block centroid and the hanging wall and footwall contacts of the Bonanza, Trinidad, Fortuna, and Paloma veins were calculated and stored in the model.  The relative distance to the hanging wall contact for each vein was then calculated (i.e.  relative distance = footwall_distance/footwall_distance + hanging wall_distance) * 100).  The actual Cartesian and relative distances to the hanging wall contact were then back-tagged to the drillhole composites.  The relative distance between each block and the hanging wall vein contact was then used to match composites located at similar distances from the vein walls for the purpose of estimating silver and gold grades using a three-pass inverse distance interpolation plan that used progressively longer search distances to find eligible composites.

Inverse distance powers of two or three were selected to estimate block silver and gold grades.  For most of the veins, a minimum of three composites were used to estimate block grades with a maximum of six and no more than two composites per drill hole.  In addition to using distance between the blocks and composites in weighting the calculation, either the length of the composites or decluster weights were used.  The cell (2 meters by 2 meters by 2 meters) declustering method assigned weights to the composites which were then multiplied by the composite length.

Block silver and gold grades were estimated using two-meter-long composites derived from capped raw assays.

The smaller vein splays which represent about 14 percent of the total project vein volume were estimated using a single pass inverse distance cubed method and search ellipses oriented in the plane of each vein wireframe.  These veins tend to be modeled with limited drilling information and required a large search strategy to fill the blocks with grades.  All of these veins were classified as Inferred resources.

CAM believes that the grade estimation and classification procedures are reasonable.

17.1.12	Model Verification

Block grades were validated by both visual and statistical methods.  The dynamic anisotropy method resulted in generating a distribution of metal grades which is similar to the observed distribution of high-grade ore shoots and internal waste selvages that are commonly seen in epithermal precious metal vein deposits.

Nearest neighbor silver and gold models were constructed in order to check for potential global and local biases.  The primary veins (Bonanza, Trinidad, Fortuna, and Paloma) were sub-divided into five sectors and the nearest neighbor model used those sectors for selecting composites.

CAM constructed an unconstrained nearest neighbor model.  This model indicates that globally the model should be a satisfactory predictor of contain metal.  This indicates that the model is acceptable for pre-feasibility.

Globally, the inverse distance silver and gold grades for the four primary veins are five percent lower than the nearest neighbor models.  The majority of the tonnage is contained in the Bonanza and Trinidad veins.  The silver and gold comparisons for the Bonanza vein are very reasonable.  The comparison for the Trinidad vein shows that the inverse distance grades may be slightly conservative but the author notes that nearest neighbor models for vein deposits often show significantly higher or lower grades than models that use more samples.  The geometry of the veins coupled with the orientation of the drill holes can result in wide zones of polygonal grades that are not representative.  The variance between the Paloma inverse distance and nearest neighbor models is greater than is customarily considered to be within tolerance (i.e. plus or minus 5 percent) but the limited tonnage of that vein and several high-grade drill hole samples have resulted in the nearest neighbor model grade being significantly higher than the inverse distance model that used more samples.

Globally the Inferred resource inverse distance silver and gold grades are six percent and three percent respectively, lower than the nearest neighbor grades.  Individual veins show significant variations but most of them have very limited tonnage and similarly were estimated with relatively few and wide spaced drill holes.

Swath plots were generated through the model in order to compare the inverse distance silver and gold grades (“AGIDW” and “AUIDW”) with the nearest neighbor silver and gold grades (“AGNN” and “AUNN”).  The mean grades were calculated for each slice at a zero cutoff grade for all Indicated mineral resources.

In general the AGIDW and AUIDW grades are seen to be less than the AGNN and AUNN by northing except at the far southern and northern ends of the deposit where there are fewer blocks.

Both the silver and gold inverse distance grade models tend to be lower than the nearest neighbor models from the 1,450-meter elevation to approximately the 1200-meter level.  Below the 1200-meter level, both the inverse distance silver and gold grades tend to be higher than the nearest neighbor models.  There is also a very noticeable spike in the nearest neighbor silver and gold grades at about the 1,170-meter elevation which appears to be generated by several high-grade drill hole intercepts.

17.1.13	Resource Classification

Indicated resources were restricted to the four primary veins (Bonanza, Trinidad, Fortuna, and Paloma) provided that the blocks were within a specified distance from a required number of drillholes.  Those criteria include: 1) at least three drill holes within 33 meters, or 2) two drill holes within 23 meters, or 3) one hole within 13 meters of the four primary veins.  All remaining estimated blocks inside of the various wireframes were classified as Inferred resources based on the currently understood geologic continuity of the mineralized structures.  Additional drilling would be required to determine if those Inferred resources could be upgraded to an Indicated status.

17.1.14	Mineral Resource Tabulation

Mineral resources were tabulated using a silver equivalent cutoff grade that incorporates metal prices and recoveries.  The parameters used to calculate the silver equivalent grade are summarized in Table 17-2.

Table 17-2 Silver Equivalent Parameters
Parameter	Value
Silver Price per troy oz	$13.75
Gold Price per troy oz	$856.16
Silver Recovery	92.5%
Gold Recovery	91.5%

The expressions for calculating the silver equivalent grade is:

AgEq = Ag + Au * (($856.16/13.75)*(91.5/92.5)) or
AgEq = Ag + Au * 61.6

Mineral Resources at a 150 g/t AgEq cutoff grade are shown in Table 17-3 with Indicated and Inferred Resources at various cutoffs shown in Tables 17-4 and 17-5.  The data in these tables are obtained from the 2009 NI 43-101 technical report (Lechner and Earnest, 2009).

Table 17-3 Mineral Resources at a 150 g/t AgEq Cutoff Grade
Resource Category	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
Indicated	2,690	435	295	2.27	37,596	25,504	196
Inferred	2,411	392	262	2.11	30,357	20,293	164

Table 17-4 Indicated Mineral Resources at Various Cutoffs
AgEq Cutoff (g/t)	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
50	4,636	292	196	1.56	43,465	29,163	232
75	4,018	327	220	1.74	42,231	28,422	224
100	3,478	364	246	1.92	40,725	27,486	215
125	3,043	400	271	2.10	39,153	26,497	205
150	2,690	435	295	2.27	37,596	25,504	196
175	2,370	471	321	2.45	35,930	24,429	187
200	2,102	508	346	2.63	34,314	23,382	177
225	1,883	542	370	2.79	32,823	22,416	169
250	1,685	578	396	2.96	31,315	21,433	160

Table 17-5 Inferred Mineral Resources at Various Cutoffs
AgEq Cutoff (g/t)	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
50	4,020	272	181	1.48	35,199	23,389	192
75	3,497	304	202	1.65	34,151	22,735	185
100	3,074	334	222	1.80	32,963	21,988	178
125	2,681	366	244	1.97	31,545	21,061	170
150	2,411	392	262	2.11	30,357	20,293	164
175	2,137	421	282	2.26	28,922	19,351	155
200	1,883	452	304	2.41	27,393	18,379	146
225	1,696	479	321	2.56	26,113	17,522	140
250	1,545	503	337	2.69	24,958	16,747	133

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The quantity and grade of reported Inferred Resources in this estimation are conceptual in nature and there has been insufficient exploration to define an Indicated mineral resource on the property and it is uncertain if further exploration will result in discovery of an Indicated or Measured mineral Resource on the property.

17.1.15	Recommendations re Mineral Resources

CAM concurs with the recommendations made by Lechner and Earnest (2009, their Section 21) in order to enhance the accuracy of subsequent mineral-resource estimation.  However, accomplishment of the recommended steps would not affect the current resource and reserve estimates, nor the recommendations in Section 21 of this Technical Report.

17.2	Mineral Reserves

The conversion of indicated mineral resources to mineral reserves involves the application of economic criteria. The Pre-Feasibility Study (CAM, 2010, Section 4), summarized herein in Section 19, contains the input economic parameters and an analysis of them to define mineral reserves, based on underground mining, and concentration of metals by crushing, grinding, and flotation to produce saleable concentrates.

The conversion of mineral resources to reserves was initially undertaken by PEM (Proyectos y Estudios Mineros-S.A.C.), as indicated in Table 1-1. CAM has closely reviewed PEM’s methodology and inputs, and concurs with PEM’s results.

In order to determine the portion of the measured and indicated resources that might qualify as minable reserves, it is first necessary to determine the portion of the resources that can be economically extracted.  The economical portion of the resource is then formatted into minable shapes along the veins, based on the minimum mining width, and deposit geometry.  This part of the mine planning process incorporates internal dilution and eliminates ore blocks that cannot be economically accessed.  When this has been achieved, factors for mining recovery and mining dilution are then applied, based on the mining method(s), and ground strength to arrive at the minable portion of the resource.

17.2.1	Cutoff Grade

The economic portion of the resource is typically determined by the application of a breakeven cutoff grade, or value, that considers the total operating costs (variable and fixed mine, process plant and administration costs).

The total operating costs are then formulated into an algorithm that also considers: metal price(s), process recovery(s), applicable royalties, and forward costs for concentrate freight, insurance, smelting and/or refining.  These parameters are then equated to determine the minimum grade, grade equivalent, or value of metal(s) that will need to be mined in order to cover these total operating costs.  The cutoff grade may also be expressed as a revenue value (US$ per tonne), that equals the total operating costs.

At the San José Project there will be two payable metals – silver and gold, with silver being the predominant metal.  Therefore, it would be easier to express the breakeven cutoff as a silver equivalent grade, or as a minimum net smelter return (NSR) value of the smelted concentrate, expressed in US$ per tonne of ore, which covers the total operating cost.

The following basic algorithm illustrates the typical relationship, between the various parameters, to calculate at the breakeven cutoff silver equivalent grade:

If the breakeven cutoff is expressed as a value (typically an NSR in US$ per tonne ore), this value can then be compared to the sum of the mine, mill, G&A, and forward unit operating costs.  The NSR value must equal, or exceed, the on-site total operating costs for the block, or stope, tonnes to be economically viable and included in the minable reserve.

The economic parameters in Tables 17-6 and 17-7 were utilized to estimate the silver equivalent breakeven cutoff grade for production rates of 750, 1000, and 1500 tonnes per day.

Table 17-6 Estimated Total Operating Costs (US$ per tonne)
Production Rate	750 t/d	1,000 t/d	1,500 t/d
Mining, US$ per tonne	25.42	22.89	19.82
Processing, US$ per tonne	14.26	12.00	9.41
G&A US$ per tonne	10.06	7.55	5.03
Total Operating Cost	49.74	42.44	34.26

Table 17-7 Other Operating Parameters
Item	Value
Process Recoveries
Gold (%)	90
Silver (%)	88
Metals Prices
Gold (US$ per ounce)	897.51
Gold (US$ per gram)	28.85
Silver (US$ per ounce)	15.12
Silver (US$ per gram)	0.4861
Credits
Au credit factor	1.55
Forward Costs
Freight, Marketing, etc	1.96, US$ per tonne of ore
Smelting/Refining	23.68, US$ per tonne of ore

The silver and gold recoveries are based on data from Section 19 of this Technical Report.  Metals prices are the 60-month average (36 months historical and 24 months futures) as of 30 September, 2009.

Applying the above parameters provides the following breakeven silver equivalent grade for the initial 750 t/d production rate:

The corresponding breakeven cutoff grades for production rates of 1,000 t/d and 1,500 t/d are 103 grams AgEq and 90 grams AgEq per tonne.

Typically, this breakeven cutoff grade is used to identify the economic portion of the measured and indicated resource.  Minable shapes (stopes) are then applied to the economical portion of the resource model.  This shape may include some sub-economic material that must be taken in the mine planning and stoping process, which is included as internal dilution.  In addition, some of the economic blocks may have to be dropped due to their location outside of the mining shapes, or because they would require excessive development to access and prepare the block for mining.  This may decrease the minable portion of the resource recovery.

PEM has considered all of the various economic parameters that go into the breakeven cutoff calculation, and provided a good analysis of these parameters.  This has also been reflected in their comparison of NSR values per tonne to the total operating costs per tonne for determination of acceptable tonnage in the “probable minable reserve” classification.  CAM is in agreement.

Since no “Measured” resources have yet been delineated, all minable reserves tabulated in this report have been based on “Indicated” resources, and as such, are classified as “Probable” reserves.

17.2.2	Mining Recovery

The anticipated method for mining of the veins at the San José Project is mechanized cut and fill, utilizing backfill from process tailings combined with waste generated from within the mine and from the surface.  This mining method is very selective and generally allows for a high percentage recovery of the ore.  The possible causes for ore loss are: 1) irregularities in the vein walls at the stope boundaries, both horizontally and vertically, causing some ore to be left in the stope walls during the mining process, 2) pillars left for ground support and around openings, such as access raises, ore passes, and ventilation openings, and 3) mixing ore and waste to a point where the ore becomes uneconomical.

Based on a review of the vein cross sections, the ore loss due to irregularities in the vein walls would typically be estimated at two percent.  An additional two percent would be estimated for pillars left around stope openings, and six percent for planned sill pillars at the bottom of each stope, for a total ore loss of around ten percent, indicating an average mining recovery of 90 percent (10 percent loss).

PEM has performed individual recovery calculations for each of the stopes from A through K, with results that vary from 90 percent to 100 percent.  These calculations incorporate geotechnical work by SVS Ingenieros.  Although 100 percent is seldom achieved, a review of these calculations by CAM indicates that they are well-founded and should fairly represent the conditions that will exist in the extraction of the ore.

17.2.3	Mining Dilution

Internal waste dilution from expanding the vein widths to minimum mining widths in the stope design process, and waste included in the drillhole compositing process has already been accounted for in the resource block model preparation.

External waste in the mining process originates from three principal sources; 1) irregularities in the vein walls, both horizontally and vertically, 2) miners over-drilling in the stope, both in the ribs and the back, and 3) mucking up backfill from the floor.

Typically, irregularities in the vein walls generally account for about two percent of the dilution.  Over-drilling by the miners can vary widely with miners’ experience and supervision, but typically adds another three percent.  Another five percent typically results from loader operators mucking up waste backfill from the floor during the ore loading phase.  An average total external dilution of approximately 15 percent would normally be estimated for the average mining widths of the veins at the San José Project, utilizing an overhand cut and fill mining method.  Typically, all dilution would be considered to be at zero grade.

PEM calculated the dilution for each block (stope) based on the average vein width, the strike and dip of the vein, and a factor for the mining method based on work by O’Hara.  The dilution information obtained was then used to calculate the diluted grade of the block (stope) in the minable reserve.

17.2.4	Mineable Reserves

After the application of a breakeven cutoff grade and factors for mining recovery and mining dilution, the minable reserves calculated by PEM for mining all of the deposit at production rates of 750, 1000 and 1500 t/d, are presented in the following Table 17-8.  CAM concurs with these results.

Table 17-8 Minable Reserves (Probable)
Mining Rate	Tonnes	Ag (g/t)	Au (g/t)	AgEq (g/t)
750 t/d	914,405	188	1.7	288
1,000 t/d	735,279	187	1.5	277
1,500 t/d	1,866,144	221	1.6	320
Total	3,515,828	205	1.6	303

18.0	OTHER RELEVANT DATA AND INFORMATION

The authors are not aware of any additional information, the exclusion of which would tend to make this report misleading.

19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

CMC and Fortuna contemplate placing the Trinidad and Bonanza veins into production as a 750- to 1,500 t/d operation, utilizing trackless underground mining, stoping, bulk sulfide flotation, and sale of a silver-gold concentrate within Mexico.

19.1	Mining

19.1.1	Mining Method

The veins San José Project veins are steeply-dipping quartz veins that host epithermal gold-silver mineralization.  The principal, and currently economical veins, strike nearly north-south and outcrop under surface cover at about 1,545 meters above sea level.  The economic strike length of the principal veins (Trinidad and Bonanza) is approximately 600 meters (m), and they dip about 70 to 80 degrees to the east.  These veins locally exceed 15 meters in thickness.  Mineralization continues down dip for approximately 500 meters from the surface, to the 1050-meter level and is still open at depth.

Geotechnical data, referenced in the Pre-Feasibility Study, indicates that the host volcanic and volcaniclastic package should be sufficiently competent to support stope opening widths of 15 meters, vertical heights to 25 meters and strike lengths of 60 meters.  There are areas in the footwall and hangingwall of the deposit where the host rock includes minor amounts of smectite or montmorillonite clays, which, when exposed to air or water, tend to slack.  These areas, when encountered, will require special support.

The reference Pre-Feasibility study for the San José deposit is based on underground mining at an initial production rate of 750 t/d (270,000 tpy for a 360 day work year), increasing the production rate to 1,000 t/d in year three, and then ramping up to the final production rate of 1,500 t/d (540,000 tpy) in year six.

19.1.2	Mine Access

The currently-planned primary underground mine access will be through a 4.5 by 4.5-meter declined ramp, which begins at an elevation of 1,540 meters above sea level, and spirals downward in the vein footwall, parallel to the vein structures.  Haulage levels will be established at the 1400, 1360, 1300, 1200 and 1100-meter levels.  This results in a final primary ramp length of 3,942 meters.

In 2006 and 2007, the access ramp slot-cut and portal for the primary ramp were constructed, along with 1,015 meters of decline ramping, ending at approximately the 1427 Level elevation.  Since the time the ramp construction was suspended.

A small, vertical shaft (La Trinidad – collar elevation 1,567 meters above sea level, which is situated adjacent to the access ramp, has been developed to a depth of 150 meters, with developed levels on the 40, 65, 90, 100, 120, and 150-meter depths from the shaft collar.  Both the shaft and the hoist are presently in the process of being upgraded.  When completed, this shaft will allow access to the upper mining levels, and for emergency use.

Interior, or secondary ramps, are planned to access the limbs of the deposit.  This secondary ramping will require an additional 1197 meters of ramping at 15 percent, and 2,546 meters at 12 percent.  An additional 2,700 m of crosscuts and sublevels will be required for access to the veins.

The major mine equipment planned for use in the decline construction are: two-boom, electric-hydraulic jumbos, 20-tonne haul trucks, and 6-cubic-yard LHD’s.

19.1.3	Mine Development

The vein will be accessed from the access ramp by crosscuts at least 50 meters long.  The first crosscut will be constructed at a minus 20 percent grade.  After backfilling, the second crosscut will be constructed on the level; and, after backfilling the second cut, the third crosscut will be constructed at a plus 20 percent grade.  This sequence will be repeated until each 100-meter-high block is mined out.

Electric-hydraulic jumbos, using 4.26-meter drill rods and 48-millimeter button bits, will perform the drilling in each heading.  Blasting agents will include: 65 percent dynamite, ANFO, non-electric caps, detonator cord, assembled Carmex guide, and igniter cord.  Mucking will be performed with 6-cubic-yard Scooptrams, loading into 20-tonne, conventional, haulage trucks.  These trucks will transport the broken rock up the access ramp to the surface.

The average advance rate in any single heading for the primary access ramp and auxiliary ramps is 120 meters per month.  Bored raise construction is scheduled at 350 meters per month.

All development drift openings are planned to accommodate 42-inch (106.7cm) diameter ventilation tubing.  Two primary ventilating fans will be located on the surface, extracting ventilation air from the mine.  The primary intakes will be the main access decline and the Trinidad shaft.

Figure 19-1 presents the development schedule for the mine.

Table 19-1 Mine Development Takeoff Quantities
Development Type	Section (m)	Quantity (m)
Primary Ramps	4.5 x 4.5	3,942
Secondary Ramps	4.5 x 4.5	3,894
Levels/ Crosscuts	3.5 x 3.5	4,720
Development Raises	3.5 x 3.5	1,383
Ore/Waste Passes	2.13 m dia.	1,362
Service Raises	2.13 m dia.	1,383
Vent Raises	2.13 m dia.	3,427

19.2	Metallurgical Tests

In the fall of 2009, METCON Research (METCON) of Tucson, Arizona, conducted a metallurgical study on 10 variability composite samples from the San José Project.

The metallurgical study on the composite samples representing a variety of ore types was conducted according to the Transmin Metallurgical Consultants (Transmin) Memorandum “Diseño de Pruebas de Variabilidad” dated 7 July 2009.  This report contains the metallurgical data developed on:

—	Sample Preparation and Head Assays

—	Ball Mill Bond Work Index

—	Grind Calibration

—	Rougher Flotation Test Work a with Three Stages of Cleaning

—	Locked Cycle Flotation Test Work

—	Rougher Kinetics Flotation

The metallurgical data developed on the variability composite samples indicate that the composite samples are amenable to gold and silver recoveries by flotation process.

The data developed in the whole rock analysis conducted on the variability composite samples showed that (SiO2) quartz is the main gangue mineral.

The metallurgical data developed on the head assays and conducted on the variability composite samples are summarized in Tables 19-2.

Table 19-2 Gold, Silver & Sulfur Speciation on Head Assays on Composite Samples Summary of Results
Composite ID	Au (g/t)	Ag (g/t)	Total S (%)	So (%)	S(-2) (%)
SJO-170 From 116 to 123.95	0.78	91.2	1.29	<0.01	1.28
SJO-133 From 250 to 258.75	2.00	250.9	0.67	<0.01	0.67
SJO-145 From 220.5 to 230.15	6.04	722.1	1.07	<0.01	1.07
SJO-177 From 212 to 222.25	3.02	184.3	1.05	<0.01	1.05
SJO-146 From 133.8 to 143.20	2.26	237.6	1.15	<0.01	1.14
SJO-166 From 255.3 to 264.20	0.47	44.9	0.40	<0.01	0.40
SJO-187 From 204.15 213.50	15.29	988.9	0.86	<0.01	0.86
SJO-160 (SJO-186) From 178.2 (205.00) to 184.70 (207.40)	2.20	206.9	0.92	<0.01	0.92
SJO-203 From 204.45 to 212.45	0.24	62.8	3.18	<0.01	3.18
SJO-208 From 250.05 to 260.05	1.29	210.4	4.29	<0.01	4.28

Locked Cycle Flotation - Two-Stage Grind Process

The metallurgical results achieved on a typical composite sample using two stages of grind are summarized in the Table 19-3.

Table 19-3 Locked Cycle Flotation Composite Sample METCON Two-Stage Grind Summary Results
Cycle	Concentrate Grade		Recovery
	Au (g/t)	Ag (g/t)	Au (%)	Ag (%)
A	83	6969	90.27	87.81
B	78	7009	89.60	87.98
C	74	7059	88.87	87.44
D	74	7018	89.08	87.70
E	80	6602	90.39	87.28
F	68	6408	90.07	87.70
Average (Last Three Cycles)	74	6676	89.84	87.56

The following comments relate to the results obtained on the locked cycle flotation test conducted on the composite sample using two stages of grind:
—	The metallurgical results achieved on the composite sample using the two stages of grind process provided higher precious metals grades and recoveries.

—	The metallurgical data developed indicate that average concentrate grade of 74 g/t of gold and 6,676 g/t of silver may be produced on the composite sample using a two-stage grind process.

—	Gold and silver average recoveries of approximately 90 percent gold and 88 percent silver may be produced on the composite sample.

—	Iron contained in the precious metal concentrate impacts the precious metal concentrate grade.

—	Further metallurgical testing should be conducted to study pyrite depression on the final precious metal concentrate.

19.3	Ore Processing

The San José concentrator facilities have been designed to process a gold and silver ore from the San José ore zones and produce a bulk concentrate.  The concentrate will carry enriched values of silver and gold, along with pyrite and lesser amounts of base-metals sulfides.  The silver minerals are acanthite and silver-rich electrum, and these silver minerals are recovered in the bulk flotation concentrate.  Table 19-4 lists the average bulk grade of the ore and the maximum feed grade which the concentrator will process throughout the life of the project.

Table 19-4 Ore Characteristics
Characteristics	Units	Value
Maximum Feed Size	mm	300
Average F80	mm	170
Percent Moisture	%	3
Percent Moisture Maximum	%	5
Apparent Density	g/cm3	2.55
Au Grade	g/t	1.6
Ag grade	g/t	205

The gold and silver minerals are finely disseminated throughout the ore.  To recover them, the ore must be finely ground.  Size reduction of the run-of-mine (ROM) ore is completed in a series of steps that includes crushing, followed by grinding in a water slurry to a P80 of 74 microns.  At this particle size, the majority of the valuable minerals are sufficiently liberated to allow recovery into flotation products.

The recovery of the silver and gold minerals is completed using froth flotation.  A filtered concentrate is shipped by truck as a filter cake to the smelter.  Waste product reports to the mine hydraulic backfill and tailings management facility (TMF).  A simplified process flow diagram is shown in Figure 19-1.

The nominal projected final concentrate grades and recoveries from the ore are given in Table 19-5.  The ultimate recovery and the final concentrate grades, to a limited extent, depend upon the feed grade of the ore entering the concentrator and to a greater extent the ore type.

Table 19-5 Concentrate Characteristics
Description	Units	Value
Concentrate Grade Au	g/t	65
Concentrate Grade Ag	g/t	7000
Au Recovery	%	90
Ag Recovery	%	88

Production forecasts on an annual basis are shown in Table 19-10 in this section of the Report.

19.4	Product Markets

19.4.1	Gold

The gold market has been on an upward trend since 2001, reaching a level in December 2009 of US$ 1,212.50 per troy ounce.  Gold is traded on public markets and during the past few years, new financial products have been introduced to facilitate the accessibility of gold as an investment vehicle.

The base case financial model utilizes a gold price of US$897.51 per ounce, which is an average of the past 36 months plus 24 months of the futures price as of September 30, 2009.  This price level is assumed based on the maintenance of continued favorable market conditions which include:
—	Continued weakness in the US dollar currency due to on-going current deficits and the debt level of the U.S. Government.

—	Increased demand for gold mainly driven from the investing public.

—	Continued orderly sale by Central Banks, the largest holders of above ground gold reserves.

—	Declining annual gold production profile based on the low rate of discovery of new deposits and increased permitting risks.

—	Continued geopolitical events creating uncertainty and enhancing the safe haven aspect of gold.

—	Continued de-hedging thereby impacting supply/demand in the gold market.

The price level used is within long-term forecast prices and forward selling curves used by financial and mining analysts.  The average monthly gold price during 2009 based on London PM pricing is shown in

Figure 19-2.  The average annual gold price from 1990 through 2009 based on London PM pricing is shown in Figure 19-3.

1250
1150
1050
950
850
750
650
Gold Price (US$/troy ounce)

	Jan-2009	Feb-2009	Mar-2009	Apr-2009	May-2009	Jun-2009	Jul-2009	Aug-2009	Sep-2009	Oct-2009	Nov-2009	Dec-2009
Monthly Avg.	858.69	943.16	924.27	890.20	928.64	945.67	934.23	949.38	996.58	1043.15	1127.03	1133.18

1200
1000
800
600
400
200
0
Gold Price (US$/troy ounce)

	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Annual Avg.	383.6	362.3	343.9	359.8	384.2	384.1	387.9	331.0	294.2	278.6	279.1	271.0	309.7	363.7	409.3	444.5	603.8	695.3	871.7	972.9

19.4.2	Silver

The base case silver price used is US$15.18 per troy ounce, which is an average of the past 36 months plus 24 months of the futures prices as of September 30, 2009.

The price level used is within financial and mining analysts’ long-term forecast prices and forward selling curves.  The average monthly silver price during 2009 based on London pricing is shown in Figure 19-4.

19.5	Contracts

To date, no significant contracts have been awarded.  CMC is presently negotiating with potential engineering and construction companies, and suppliers to provide the required services, equipment, and materials for the Project.  Based on relatively minor contracts awarded to date and the expressed interest of various companies and suppliers to participate in the Project, prices should be well within today’s accepted norm.

No concentrate sales agreement has been negotiated.

19.6	Infrastructure

The Project Site is located in the State of Oaxaca in southern Mexico.  Principal access is through the city of Oaxaca de Juárez (Oaxaca), located approximately 47 kilometers to the North of the Project Site.  Commercial airlines, railways and major highways can be utilized to reach Oaxaca.  National Highway 175, a paved road in good condition, proceeding south from Oaxaca passes within 1 kilometer of the Project Site.

A full range of services and supplies required to support the Project is available within a radius of 100 kilometers from the Project Site.  Major seaports capable of providing services to the Project as needed are Salina Cruz on the Pacific Ocean and Veracruz on the Atlantic Ocean.

19.6.1	Electrical Power Supply

The electrical power for the San Jose Project will be supplied from the existing electrical grid system, which is administered by the Comision Federal de Electricidad (CFE).  A 115-thousand volt (kV) transmission line passes within less than 50 meters of the proposed Project Main Substation.  The 115-kV transmission line will pass through a new switching substation, installed adjacent to the Main Substation.

19.6.2	Water Supply

Water consumption calculations for the overall Project indicate that 0.81 cubic meters of water will be required for each tonne of ore processed.  The calculations take into consideration the requirements for mining, ore processing, service facilities, and personnel, and included losses such as those due to evaporation, infiltration, and moisture in concentrates shipped offsite.  For the purposes of this pre-feasibility study the volumetric requirement for fresh water was assumed to be 1.0 cubic meter per tonne of processed ore.  Therefore, makeup water volumes for the three stages of ore production are:
—	750 tonnes per day requires 750 cubic meters of fresh water per day.

—	1,000 tonnes per day requires 1,000 cubic meters of fresh water per day.

—	1,500 tonnes per day requires 1,500 cubic meters of fresh water per day.

To date CMC has the following sources for supply for fresh (makeup) water:
—	Effluent from the Water Wastewater Treatment Facility (WWTF) at the municipality of Ocotlán de Morelos, Oaxaca;

—	Incident precipitation collected on the surface area of the Tailings Management Facility (TMF), and

—	Contingency source: Extraction and treatment of water from the Rio Atoyac, through the water treatment plant at the municipality of Ocotlán de Morelos, Oaxaca.

19.6.3	Support Facilities

Non process facilities for the Project will include newly constructed buildings for mine operations, Project staff and management offices, and metallurgical testing activities.  Other service buildings will include warehousing, a clinic/security/fire station, and a cafeteria.  A fueling station and a weighing station will also be included in the support facilities.

19.6.4	Tailings Management Facilities

A conventional slurry tailings facility will be developed at the San Jose Project to accommodate 5 million tonnes of tailings during the mine life.  Sixty five percent of the tailings from the milling process will be deposited at a rate of 750 t/d in the first two and a half (2.5) years of operation, 1000 t/d for the next two years, and 1500 t/d until the end of the operations.

Probabilistic seismic hazard analyses (PSHA) were performed for the Project site.  The results of the stability analyses indicated that all of the embankments would have factors of safety greater than the minimums prescribed by international standards.

19.7	Environmental Considerations

19.7.1	Environmental Aspects

Environmental activities conducted for the San Jose Project were performed by several consulting groups.  Clifton Associates LTD was responsible for developing the Environmental Impact Assessment (EIA), using the information collected during baseline study development for the environmental and social areas.  Consulting firms involved in baseline development included: (1) Clifton Associates LTD (Environmental Baseline Studies including Soils, Vegetation, Wildlife, Noise, Air Quality, etc.); Water Management Consultants (Groundwater evaluation); (3) Independent University San Luis Potosí (Water Resources); and (4) Ingenieria de Control y Saneamiento (ICAYS SA de CV), (Water Project).

The San Jose Project has a total surface area of 92 hectares (ha), which is distributed in two areas.  The activities associated with each area will generate impacts of different intensities.  The area to the North is lacking natural vegetation, which was replaced by old mining works, support structures and disturbances associated with previous mining including a small waste rock dump.  The area to the Southwest presents more natural environmental conditions dominated by Xerophilous Scrub and Non-evergreen Tropical Forest.  The North area is where the mine adit is located and will contain the support facilities, crushers, and milling operation.  The tailings storage facility will occupy the Southwest area.

Background information has been collected and initial studies have been performed in the areas of air quality; noise and vibration control; surface and groundwater resources; and water quality.

An initial evaluation has been conducted and a preliminary mitigation plan has been developed with regard to potential impacts to the groundwater system in that area of the Project.  In addition, a detailed water management system will be developed to assure responsible use of water to support the operations without impacting communities and households in the vicinity of the mine.

A wildlife survey was conducted to evaluate the different species present in the environmental surroundings of the proposed Project.  Observations were made at various locations in the area by looking for the species native to the area and using sign including scat and tracks to identify fauna using the area.  A total of 94 species of fauna were described according to their taxonomic group.  Of the registry of species, only three are listed in some category of protection according to the NOM-059-SEMARNAT-2002.  None of the wildlife species observed or otherwise noted to be present in the area during the survey is designated as threatened, vulnerable or at risk.

The vegetation of the area is classified as an evergreen Tropical Forest (Annex IV.29 Classification of the Rzedowski vegetation) with predominating species having humidity limitations (Rzedowski, 1978).  The baseline sampling program identified a total of 68 species of vegetation pertaining to 31 Families.  The composition of vegetation located on the site is degraded due to the severe pressure that it receives from cattle and goat grazing and other agriculture uses.  One species, Echinocactus platycanthus, was found in the primary tailings disposal area and is considered to be a threatened species.

The primary impact of the mining operation on the vegetation community of the area will be associated with disturbances in the tailings storage areas and the facilities area.  Disturbed areas not occupied with permanent facilities (processing mill, shops, etc.) will be stabilized using native plant materials produced on site in a greenhouse facility.  In addition, mine closure will consist of removing facilities not deemed necessary to support communities and the capping of the tailings storage facilities.  A reforestation program will be initiated to re-establish the natural ecosystem in these reclaimed areas using native species promulgated in an on-sight greenhouse facility.  Appropriate management consisting of weed control and fire protection will be established.

Soil materials will be removed from all areas to be disturbed during the construction period and stored in appropriate locations.  Salvaged topsoil material will be used to achieve contemporaneous reclamation of disturbed sites not scheduled for future impact.  In addition, the tailings storage facilities will be capped with a layer of soil and planted with vegetation, which will reduce movement of water into the tailings.

Waste rock generated during expansion of the underground mine and/or currently stored on site will be used to fill old mine workings constructed during previous operations or new workings as mining progresses.  The chemical composition of the waste rock is not expected to cause significant water quality issues in the mine or in adjacent groundwater.

Waste generated during construction and operations of the mine will be collected and disposed using appropriate means.  A management program that meets regulations and guidelines governing waste disposal for non-hazardous and hazardous wastes will be developed.  An important aspect of waste management at the San Jose Mine is that cyanide will not be used for processing ore.  As a result, many of the potential waste management issues will not exist.

Sewage treatment plants will be used to treat all sewage generated in the Project area.

The cumulative impact evaluation for the Project indicated that no other projects exist in the area that will contribute to impacts of air quality and water resources.  As the Project progresses, the situation will be monitored to assess whether additional projects are discovered or initiated in the area.  If other impacts are found, an appropriate cumulative impact evaluation will be developed.

Tailings resulting from the milling operation are not expected to generate acid.  Much of the material will be slurried and pumped back into the mine in areas depleted of ore.  Tailings not pumped back into the mine will be stored in the tailings storage facility located southwest of the mine.  Upon conclusion of the mining operation, the tailings storage facilities will be capped using a soil and vegetative cover.

An environmental management plan will be developed that includes the major components including:  water management, tailings management, waste rock management, soil management, revegetation and reforestation, waste and sewage management, and air quality.  In addition, a detailed monitoring program has been outlined for all components of the ecosystem.

A reclamation and closure plan has been outlined that provides a reasonable approach for the final reclamation and closure of the site.  A continuous rehabilitation program will be adopted during the course of the Project.  Impacted sites that will not be used for future activities will be reclaimed as operations progress including the tailings disposal facilities.  The advantages of adopting a continuous rehabilitation program include lowering the environmental impact over the course of the Project and the investment, which will be spent in a phased manner over the life of the Project.

19.7.2	Permits

Table 19-6 shows the required environmental and other major permits, and the current status of each.

Table 19-6 Permits
N°	Description	Entity	Approval Date
1	Archaeological Remains	INAH	Jul-09
2	Electrical Supply Feasibility and Construction Authorization	CFE	May-09
3	Environmental Impact Assessment (MIA)	SEMARNAT	Oct-09
4	Technical Study Approval for Change of Land Use	SEMARNAT	Dec-09
5	Surface Access Agreements	Ejidatarios San José del Progreso	Nov-09
6	Zone Delineation Federal Tailings Dam Construction	CONAGUA	Dec-09
7	Pipeline Installation Permit Federal Highway N ° 175	SCT	Jan-10
8	Agreement with the City of Ocotlan - Water Treatment Plant	Municipio de Ocotlán de Morelos	Jan-10
9	Security Instrument - MIA	SEMARNAT	Feb-10
10	Explosives License	SEDENA	Jan-10
11	Federal Zone Concession Tailings Dam	CONAGUA	Mar-10
12	Protection and Conservation of Flora and Fauna	SEMARNAT	Mar-10
13	Waste Water Discharge	CONAGUA	Mar-10
14	Mine Water Usage	CONAGUA	In-process
15	Construction Authorization Federal Area Tailings Dam	CONAGUA	In-process

19.7.3	Social Aspects

Community relations and social interactions are currently the responsibility of the Company’s Community Relations group.  During the initial stages of the community relations work On Common Ground was a primary advisor.  More recently, the Institute of Sociological Investigations at the University of Oaxaca conducted a thorough Social Economics Study providing some important insight for dealing with impacted communities.

The development of the San Jose Project is achieving a positive impact on the local community.  Community relations are being developed to promote communication and participation with community leaders, authorities and inhabitants.  The Project supports social development for local inhabitants, avoiding migration of the local population to large metropolitan areas.  The major social objectives of the San Jose Project are to use the available manpower of the region, to create a relatively large number of stable jobs and to improve the quality of life of the population.  Also, the Project is expected to promote environmental stewardship, while establishing agreements at the community level to develop activities to improve soil protection, and the construction of a dam to retain runoff water for use in agriculture.

The planning, implementation, coordination and pursuit of the community policies are the responsibility of the Company’s Community Relations Department.  The objectives of the Company Community Relations Policy are:  (1) To develop and to implement mechanisms, procedures, plans and strategies that respect the dynamics of local communities with consideration for the norms and laws; (2) To generate dialog and interaction with the communities, that allow their participation in the decisions that impacted the community; (3) To work with the local communities to maximize the development of cultural and education programs that maximize the opportunities for their development; and (4) To communicate with the local communities with regard to potential impacts of the operation on the environment. Discussions will identify the potential environmental effects, positive and negative, of the San Jose Project and the activities of the company in the different stages of development.  The procedures for mitigating potential impacts will be provided along with procedures for monitoring the status of mitigation.

19.8	Taxes

Based on estimated cash flow, sales and investments included in financial model prepared for the period 2010-2019, projections were made of the following items based on current Mexican tax law for 2010, the Federal Tax Code (CFF), Law on Income Tax (LISR) and Miscellaneous Tax Resolution (RFM):

—
Annual Income Tax under the following assumptions: normal deduction for investments in fixed assets made before 2010, Immediate Deduction for fixed assets investments from financial year 2010, annual deduction of exploration expenses.  RATE = 28% on taxable profit for the year.

—
Corporate tax rate only, estimates of income and deductions made from financial year 2010, credits for investments made before the first of January 2008, tax credits for salaries and wages paid and for losses generated in the previous year.  RATE = 17.5% on cash flows.

19.9	Capital and Operating Cost Estimates

19.9.1	Capital Cost Estimate

750 t/d CASE

The capital cost estimate for the San José Project at a production rate of 750 tonnes per day (t/d) is US$ 55,710 thousand based on costs compiled in the fourth quarter of 2009.  The exchange rate used for conversion from Mexican Pesos to United States dollars was 13 $MXN = US$1.00.

The capital cost summary is presented in Table 19-7 and reflects a level of accuracy of plus or minus 25 percent.

Table 19-7 Capital Cost Summary
Area	Estimate (US$ x 1,000)	Contingency (%)	Contingency (US$ x 1,000)	Total with Contingency (US$ x 1,000)
Mine Preparation and Development	9,914	20%	1,983	11,896
Concentrator	16,664	15%	2,500	19,164
Auxiliaries	4,002	15%	600	4,602
Tailings Pond	3,224	15%	484	3,707
Wastewater Treatment Plant (Ocotlán de Morelos)	698	5%	35	733
Pipeline from Ocotlán de Morelos to San José	1,307	5%	65	1,373
Water Treatment Plant at San Jose	664	5%	33	697
Substation115 KV – CFE	1,458	5%	73	1,530
Substation 5.0 MVA	1,011	5%	51	1,062
Freight	239	20%	48	287
Engineering, Design and Project Management	2,732	3%	82	2,814
Construction Management	2,326	3%	70	2,396
Travel for Equipment Inspections and Miscellaneous Activities	56	3%	2	58
CMC Supervision	2,466	3%	74	2,540
Community Activities & Other	1,350			1,350
Misc. Owner Costs	1,500			1,500
Total Capital Cost	49,611		6,098	55,710

1,000 t/d CASE
CMC has provided the following estimate of additional capital required to increase the ore and process plant production rates from 750 to 1,000 tonnes per day in year 3 of operation:

—	Mine	US$27.018 million
—	Process Plant	US$2.508 million
—	Other	US$2.350 million
—		Total	US$31,876 million
This increase would result in a Total Capital Cost of US$87.57 million.

1,500 t/d CASE

CMC has provided the following estimate of additional capital required to increase the ore and process plant production rates from 1,000 to 1,500 tonnes per day in year 6 of operation:

—	Mine	US$ 7.122 million

—	Process Plant	US$ 7.020 million
—	Auxiliaries	US$1.000 million
—	Tailings Facility	US$7.044 million
—	EPCM	US$1,193 million
—	CMC Supervision	US$0.442 million
—	Other	US$4.350 million
—		Total	US$28.170 million

This increase results in a Total Capital Cost of US$115.76 million.

19.9.2	Operating Cost

The overall operating costs are summarized in Table 19-8 and are based on a total of 3.516 million tonnes of ore milled over the mine life with an average of 22,500 tonnes per month or 750 tonnes per day (t/d) processed.  Table 19-8 also shows the proposed operating costs for the expansions to 1,000 t/d with an average of 30,000 tonnes-per-month then to 1,500 t/d with an average of 45,000 tonnes-per-month.

Table 19-8 Overall Estimated Operating Cost
Area	No. of Personnel (750 t/d)	US$ per Month (750 t/d)	US$ per Tonne Milled (750 t/d)	US$ per Tonne Milled (1,000 t/d)	US$ per Tonne Milled (1,500 t/d)
Geology and Exploration	12	31,102	1.382	1.04	0.69
Mine	199	571,950	25.42	22.89	19.82
Plant	74	320,850	14.26	12.00	9.41
Security and Environment	12	24,376	1.083	0.813	0.542
Community Relations	7	20,671	0.919	0.689	0.459
Administration and Finance	23	116,356	5.171	3.879	2.586
General Management	4	33,667	1.496	1.122	0.748
Territory and Concessions	-	376	0.017	0.013	0.009
Totals	331	1,119,330	49.748	42.44	34.26

19.10	Economic Analysis

Based on the total of 3.516 million tonnes contained in the mineable Probable Reserves, a Project life of approximately nine years is projected.  The estimates of metal production, capital costs and operating costs are combined in the discounted cash flow evaluation.  The economic evaluation is treated on a project basis using a silver price of US$15.12 per troy ounce and a gold price of US$897.51 per troy ounce.  Mineral extraction taxes have been allowed for in the cash flow analysis.

The results of the cash flow evaluation are summarized in Table 19-9 showing life-of-mine totals.

Table 19-9 Economic Evaluation Summary
Item	Units	Value
Payable Silver	Ounces (Millions)	19.40
Payable Gold	Ounces (Thousands)	155.13
Free Cash Flow (After-tax)	US$ (Millions)	95.1
Pre-tax NPV @8%	US$ (Millions)	46.0
After-tax NPV@8%	US$ (Millions)	36.3
Pre-tax IRR	%	19.5%
After-tax IRR	%	17.8%

The important financial assumptions influencing the economics of the Project include the following parameters:
—	Gold price in US$897.51 per ounce.

—	Silver price in US$15.12 per ounce.

—	Mexican Peso exchange rate ($MXN13 = US$1.00)

—	Oil price of US$70 per barrel (WTI crude) used to derive the diesel price

The Project cash flow is presented on a total Project basis and on a CAPEX to completion basis in Table 19-10.  The model assumes that expansions take place in years 2014 and 2016 to 1,000 t/d and 1,500 t/d, respectively.

Table 19-10 Summary Cash Flow
Item		2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Price Assumptions
Ag	US$ / oz		15.12	15.12	15.12	15.12	15.12	15.12	15.12	15.12	15.12
Au	US$ / oz		897.51	897.51	897.51	897.51	897.51	897.51	897.51	897.51	897.51
Production and Unit Figures
Treated Ore	t		91,688	274,500	273,750	365,000	365,000	549,000	547,500	547,500	501,891
Ag Head Grade	g / t		188.00	188.00	188.00	187.75	187.00	203.68	221.00	221.00	221.00
Au Head Grade	g / t		1.70	1.70	1.70	1.65	1.50	1.55	1.60	1.60	1.60
Silver Production	oz		487,688	1,460,071	1,456,081	1,938,881	1,931,115	3,163,617	3,423,340	3,423,340	3,138,159
Silver Equivalent Production (AgEq)	oz		761,492	2,279,803	2,273,574	2,997,064	2,892,871	4,657,502	4,962,150	4,962,150	4,548,778
NSR	US$ / t		102.12	102.12	102.12	100.83	96.91	103.48	110.30	110.30	110.30
Cash Production Cost	US$ / t		49.74	49.74	49.74	42.44	42.44	34.26	34.26	34.26	34.26
Cash Cost per oz (AgEq)	US$ / oz		8.32	8.32	8.32	7.48	7.74	6.39	6.16	6.16	6.16
Financials
Revenue	US$000		9,363	28,032	27,955	36,801	35,371	56,808	60,390	60,390	55,360
(Silver Revenue / Total Revenue)			59%	59%	59%	60%	62%	63%	65%	65%	65%
Operating Income	US$000		(3,759)	(6,461)	(8,258)	(3,372)	(7,452)	17,403	30,315	33,398	21,848
EBITDA	US$000		4,680	14,011	13,973	20,825	19,396	37,206	40,774	40,774	37,377
Current Taxes	US$000		0	0	0	0	0	0	(2,471)	(9,391)	(6,260)
CAPEX	US$000	(32,339)	(26,925)	(9,387)	(8,192)	(11,467)	(14,525)	(8,572)	(1,450)	(1,450)	(1,450)
Free Cash Flow	US$000	(32,339)	(22,245)	4,624	5,781	9,358	4,871	28,633	36,853	29,933	29,667

NPV Calculation
Pre-tax NPV @ 8% (US$000)	46,018
After-tax NPV @ 8% (US$000)	36,370

19.11	Sensitivity Analysis

A series of sensitivity analyses were undertaken to determine which parameters most effected the NPV and IRR of the Project on an after-tax basis.

19.11.1	Net Present Value

Figure 19-5 reflects the effects on After-tax NPV@8 percent while varying combined gold and silver prices and Figure 19-6 reflects the effects while varying the gold and silver prices independently.

19.11.2	Internal Rate of Return

On a total Project basis the before tax internal rate of return (IRR) is 19.53 percent before taxes and 17.78 percent after taxes.

Figure 19-7 reflects the sensitivity of the IRR while varying combined gold and silver prices and Figure 19-8 reflects the effects while varying the gold and silver prices independently.

As can be seen in Figures 19-5 and 19-7, on an after-tax basis the effects on IRR and NPV are most significant when changing both the gold and silver price, followed by the silver price alone.

On a total Project basis the undiscounted after free cash flow is US$95.1 million.

19.12	Payback

The payback period for initial capital is 4.3 years.

19.13	Mine Life

As shown in Table 19-10 the projected mine life is 9 years, based on the stated metal prices, operating costs, and the estimated resources and reserves.

19.14	Exploration Potential

The exploration potential is discussed in Section 10.5 of this report.

20.0	INTERPRETATION AND CONCLUSIONS

1.	CMC has been successful in defining mineral reserves in the San Jose area, through diamond drilling and underground sampling.
2.	The defined mineralization is of epithermal vein type, typical of many other well-known mining districts in Mexico.
3.	Sufficient mineral reserves have been defined to justify planning of a mining operation as contemplated in CAM’s 2010 Pre-Feasibility Study.
4.	Additional exploration potential exists in the San Ignacio area and elsewhere on the property.
5.	Results of the Pre-Feasibility Study (CAM, 2010) indicated that the Trinidad and Bonanza veins, together with subsidiary veins, should be developed and placed in production in a timely fashion.

21.0	RECOMMENDATIONS

1.	CAM concurs with the recommendations of Lechner and Earnest (2009), as summarized in Section 17.1 of this report, to take steps to enhance the accuracy of subsequent mineral resource estimates.
2.
Exploration drilling in the San Ignacio area should commence soon, as any eventual important discoveries at San Ignacio could have a bearing on the sequence of mining during the life of the San Jose project.

3.
Additional drilling will be required to upgrade portions of the current resource estimate from Inferred to Indicated categories.  This should take place soon after mine-development commences, when drilling can be targeted toward areas most likely to benefit from increased Indicated resources and probable reserves.

4.	The Trinidad and Bonanza veins, together with subsidiary veins, should be developed as shown in the work program shown below in Table 21-1.

Table 21-1 Work Program
Area	Total (US$) with Contingency	Project Schedule
Mine Preparation and Development	11,896,395	5/31/2010
Concentrator	19,163,654	7/1/2010 - 7/31/2011
Auxiliaries	4,602,304	9/20/2010 - 6/17/2011
Tailings Pond	3,707,352	6/25/2010 - 6/1/2011
Wastewater Treatment Plant (Ocotlán de Morelos)	732,501	4/5/2010 - 8/5/2010
Pipeline from Ocotlán de Morelos to San José	1,372,713	5/4/2010 - 8/5/2010
Water Treatment Plant at San Jose	697,200	9/1/2010 - 12/1/2011
Substation115 KV – CFE	1,530,489	4/27/2010 - 2/10/2011
Substation 5.0 MVA	1,061,761	4/27/2010 - 2/10/2011
Engineering, Design and Project Management	2,814,248	3/19/2010 - 10/15/2010
Construction Management	2,396,253	7/1/2010 - 7/31/2011
Travel for Equipment Inspections and Miscellaneous Activities	57,886	On-going
CMC Supervision	2,540,022	4/1/2010 - 7/31/2011
Community Activities & Other	1,350,000	On-going
Misc. Owner Costs	1,500,000	On-going
Total Capital Cost	55,709,764

22.0	REFERENCES

Albert, T., 2005, San Jose metallurgical testing, Kappes, Cassidy & Associates unpublished report, 15 p.

Alvarez, L. R., 2009, Historia operativa de la Mina San José y de la Planta
Concentradora de San Jerónimo Taviche durante la operación de Minerales de Oaxaca previa a l compra por parte de Compañía Minera Cuzcatlán: Internal report for Compañía Minera Cuzcatlán S.A. de C.V., 14p.

AMEC, 2008, San Jose Scoping Study, Oaxaca, Mexico: Report prepared by AMEC
(Peru) S.A. for Compañia Minera Cuzcatlán S.A. de C.V., 110p.

CAM (Chlumsky, Armbrust and Meyer, LLC), 2010, Pre-Feasibility Study, San Jose Project, Oaxaca,
Mexico dated 23 April, 2010, in pdf format.

Carneiro, R.R., 2009a, Metallurgical Study (Volume 1), San Jose Project: Report by
METCON Research, Document No. Q731-01-028, 266p.

Carneiro, R.R., 2009b, Metallurgical Study (Volume 2), San Jose Project: Report by
METCON Research, Document No. Q731-01-028, 73p.

Carranza Alvarado, M., Gómez Caballero, J. A., y Pérez León, C., ed., 1996,
Monografía geológico-minera del Estado de Oaxaca: Consejo de Recursos Minerales,
Secretaria de Comercio y Fomento Industrial, Coordinación General de Minería,
Publicación M-17e, 298 p.

Corbett, G., 2002, Epithermal Gold for Explorationists: AIG Journal-Applied
geoscientific practice and research in Australia, 26p.

Corbett, G., 2006, Controls to Low Sulfidation Epithermal Au-Ag: Presentation by G.
Corbett, 92p.

Cuzcatlán, 2009, San Jose Project Procedure & Protocol Manual, Exploration &
Geology: Internal manual for Compañia Minera Cuzcatlán S.A. de C.V., version 11, 46p.
Dickinson, W.R., and Lawton, T.F., 2001, Carboniferous to Cretaceous assembly and fragmentation of Mexico: Geological Society of America Bulletin, v. 113, p. 1142-1160.

Gomez Romero, G., 2009, Manifestación de Impacto Ambiental Sector Minero,
Modalidad Particular, Proyecto San Jose: Report prepared by Clifton Associates Ltd
Natural Environment S.C. for Compañia Minera Cuzcatlán S.A. de C.V., 340p.

Hester, M.G., and Ray, G.E., 2007, Geology, epithermal silver-gold mineralization and mineral resource estimate at the San Jose Mine property, Oaxaca, Mexico: NI 43-101
Technical Report prepared for Fortuna Silver Mines Inc., dated 31 March 2007. 58 pages in .pdf format.
Filed on SEDAR on 23 April 2007.

Kunz, F, 2010, Letter dated 2 March 2010 from Kunz legal firm in Mexico City (Naucalpan, Edo. Mex.), stating that Compañia Minera Cuzcatlán’s mining concessions are in good standing.

Lechner, M.J., and Earnest, D.F., 2009, Mineral Resource Estimate, Trinidad Deposit, San Jose Project, Oaxaca, Mexico: NI-43-101 Technical Report prepared for Fortuna Silver Mines Inc., dated December 10, 2009. 208 pages in .pdf format; filed on SEDAR December 10, 2009.

Osterman, C., 2004, Geology and silver-gold mineralization at the San Jose Mine and the Taviche Mining District, Oaxaca, Mexico: Unpublished Internal Report for
Continuum Resources Ltd., 15 p.

Ray, G.E., 2005, Geology and epithermal silver-gold mineralization at the San Jose property, Oaxaca, Mexico: A 43-101 report prepared for Continuum Resources, 26 p. plus appendices.

Ray, G.E., 2006, Geology and epithermal silver-gold mineralization at the San Jose and Taviche properties, Oaxaca, Mexico: A 43-101 report prepared by IMC Inc. for Fortuna Silver
Mines Inc., 221 pages in pdf format.

Resendiz, C.J.M., 2005, Investigación metalúrgica a una muestra de mineral con contenidos de oro y plata para evaluar su respuesta a un proceso de flotación y concentración gravimétrica: Unpublished report for Sr. Ricardo Ibarra by Resendiz y
Asociados, 30 p.

Sánchez Rojas, L. E., Castro Rodríguez, M.G., Ney Aranda Osorio, J., Zarate
Lopez, J., Zarate Barradas, R., y Salinas Rodríguez, J.M., 2003, Carta geológico-minera Zaachila E14-12,
Escala 1:250,000, 81p.

23.0	DATE AND SIGNATURE PAGE

23.1	Certificate and Consent of Craig Bow

I, Craig S. Bow, C.P.G.
9011 Cascade Ave
Beulah, CO 81023
hereby attest that:

a)	I am a Consulting Economic Geologist, affiliated with Chlumsky, Armbrust and Meyer LLC at 12600 W. Colfax Ave., Suite A-250, Lakewood, Colorado 80215, USA.
b)	I am Certified Professional Geologist #08250 with the American Institute of Professional Geologists, in good standing.
c)	I was awarded a B.S. degree in Geology from Washington and Lee University at Lexington, Virginia in 1971 and a Ph.D. in Geology at the University of Oregon at Eugene, Oregon in 1978.
d)
Since 1979 I have practiced continuously as an exploration geologist and consulting economic geologist for exploration and mining firms.  This work has included all phases of economic geology from grassroots exploration through project delineation and advanced project management.  I am the author of several publications on subjects relating to the metals exploration industry.

e)
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

f)
I am responsible for the preparation of sections 2 to 15, 18, and relevant portions of sections 1, 20, 21, and 23 of the report entitled “Technical Report, San Jose Silver Project, Oaxaca State, Mexico”, dated 9 June, 2010, and for which the effective date 31 March 2010.

g)	I visited the San Jose property on August 5th and 6th, 2009.
h)	As defined in Section 1.5 of National Instrument 43-101, I am independent of the issuer, Fortuna Silver Mines, Inc.
i)	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.
j)	I have read National Instrument 43-101 and Form 43-101F1, and the report has been prepared in compliance with that Instrument and Form.

k)
I hereby notify the Ontario Securities Commission of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 9th day of June, 2010

Signed	/s/ Craig S. Bow, Ph.D.
Craig S. Bow, Ph.D.

23.2	Certificate and Consent of Gregory Chlumsky

I, Gregory F. Chlumsky, MMSA 01117QP
13092 W. LaSalle Circle
Lakewood, Colorado 80228 USA
hereby attest that:

a)	I am a Consulting Mineral Process Engineer, affiliated with Chlumsky, Armbrust and Meyer LLC at 12600 W. Colfax Avenue, Suite A-250, Lakewood, Colorado 80215, USA.
b)
I am a member in good standing of the Mining and Metallurgical Society of America and have been for 15 years.  I am a recognized QP in Metallurgy and Process from that Organization with QP Member Number 01117QP.  I have over 35 years of experience in Metallurgy and Process Costing.  I graduated from the Colorado School of Mines with a BS degree in Chemistry and a minor in Chemical Engineering, and have practiced my profession continuously since 1970.

c)
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

d)
I am responsible for the preparation of Section 19, and relevant portions of sections 1, 20, 21, and 23 of the report entitled “Technical Report, San Jose Silver Project, Oaxaca State, Mexico”, dated 9 June, 2010, and for which the effective date is 31 March 2010.

e)	I visited the San Jose property on August 4th and 5th, 2009.
f)	As defined in Section 1.5 of National Instrument 43-101, I am independent of the issuer, Fortuna Silver Mines, Inc.
g)	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.
h)	I have read National Instrument 43-101 and Form 43-101F1, and the report has been prepared in compliance with that Instrument and Form.

i)
I hereby notify the Ontario Securities Commission of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 9th day of June, 2010

/s/ Gregory F. Chlumsky
Signed, Gregory F. Chlumsky, MMSA 01117QP

23.3	Certificate and Consent of Steve L. Milne

I, Steve L. Milne, P.E.
1651 Calle El Cid
Tucson, Arizona 85718
hereby attest that:

a)	I am a Consulting Mining Engineer, affiliated with Chlumsky, Armbrust and Meyer LLC at 12600 W. Colfax Avenue, Suite A-250, Lakewood, Colorado 80215, USA.
b)	I am Professional Engineer #25589 in the state of Colorado, in good standing.
c)	I was awarded an E.M. degree in Mining Engineering from the Colorado School of Mines at Golden, Colorado in 1959.
d)
Since 1959 I have practiced continuously as a mining engineer, supervisor, mine manager, corporate officer, and consultant for mining firms and other mining consulting firms.  This work has concentrated primarily on underground mines; encompassing a wide variety of underground conditions, metals, reserve evaluations, production rates, mining planning, equipment selection, and cost analyses throughout the world.  I am the author of several publications on subjects relating to the underground mining industry.

e)
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

f)
I am responsible for the preparation of section 17.2, and relevant portions of sections 1, 19, 20, 21, and 23 of the report entitled “Technical Report, San Jose Silver Project, Oaxaca State, Mexico”, dated 9 June, 2010, and for which the effective date is 31 March 2010.

g)	I visited the San Jose property on August 4th and 5th, 2009.
h)	As defined in Section 1.5 of National Instrument 43-101, I am independent of the issuer, Fortuna Silver Mines, Inc.
i)	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.
j)	I have read National Instrument 43-101 and Form 43-101F1, and the report has been prepared in compliance with that Instrument and Form.

k)
I hereby notify the Ontario Securities Commission of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 9th day of June, 2010

Signed	/s/ Steve L. Milne, P.E.
Steve L. Milne, P.E.